U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     First Litchfield Financial Corporation
                 (Name of Small Business Issuer in Its Charter)

              Delaware                                    06-1241321
    (State or Other Jurisdiction of                    (I.R.S. Employer
     Incorporation or Organization)                    Identification No.)

  13 North Street, Litchfield, CT                           06759
(Address of Principal Executive Offices)                  (Zip Code)

Registrant's telephone number, including area code (860) 567-8752
       Securities to be registered pursuant to Section 12(b) of the Act:

             Title of Each Class         Name of Each Exchange on Which
             to be so Registered         Each Class is to be Registered
             -------------------         ------------------------------

                   None                               None

       Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock (par value $.01 per share)
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

Business of the Company

     First Litchfield Financial Corporation, a Delaware corporation (the "Company"), is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was formed in 1988 and has one banking subsidiary, The First National Bank of Litchfield (the "Bank"), a national banking association organized under the laws of the United States. The Bank and its predecessors have been in existence since 1814. The principal executive office of the Company is located at 13 North Street, Litchfield, CT 06759, and the telephone number is (860) 567-8752. The Company owns all of the outstanding shares of the Bank. The Bank has one subsidiary, Lincoln Corporation, which is a Connecticut corporation. The purpose of Lincoln Corporation is to hold property such as real estate, personal property, securities, or other assets, acquired by the Bank through foreclosure or otherwise to compromise a doubtful claim or collect a debt previously contracted.

     The  Bank  engages  in a wide  range of  commercial  and  personal  banking activities, including accepting demand deposits, (including Money Market Accounts), accepting savings and time deposit accounts, making secured and unsecured loans to corporations, individuals, and others, issuing letters of credit, originating mortgage loans, and providing personal and corporate trust services. The business of the Bank is not significantly affected by seasonal factors.

     The Bank's lending services include commercial, real estate, and consumer installment loans. Revenues from the Bank's lending activities constitute the largest component of the Bank's operating revenues. The loan portfolio constitutes the major earning asset of the Bank and offers the best alternative for maximizing interest spread above the cost of funds. The Bank's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit which exceeds the authority of the loan officer is forwarded to the loan committee for approval. The loan committee is composed of various experienced loan officers and Bank directors. All aggregate credits that exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Bank's loan policy, but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

     The Bank's primary lending area generally includes towns located in Litchfield County.

     The Bank's Trust Department provides a wide range of personal and corporate trust and trust- related services, including serving as executor of estates, as trustee under testamentary and intervivos trusts and various pension and other employee benefit plans, as guardian of the estates of minors and incompetents, and as escrow agent under various agreements.

     The Bank introduces new products and services as permitted by the regulatory authorities or desired by the public. In 1996, the Bank opened a supermarket branch in Price Chopper in Torrington, which is open seven days a week, with extended hours and features a 24 hour automated teller machine. The Bank remains committed to meeting the challenges that require technology. In addition to providing its customers with access to the latest technological products, such as telephone banking, which allows customers to handle routine transactions using a standard touch tone telephone, the Bank is accessible via a home page on the Internet (www.fnbl.com). The Bank is now offering PC banking via the Internet at its Website.

Competition

     In Connecticut generally, and in the Bank's primary service area, there is intense competition in the commercial banking industry. The Bank's market area consists principally of towns located in Litchfield County, although the Bank also competes with other financial institutions in surrounding counties in Connecticut in obtaining deposits and providing many types of financial services. The Bank competes with larger regional banks for the business of companies located in the Bank's market area. The Bank also competes with savings and loan associations, credit unions, finance companies, personal loan companies, money market funds and other non-depository financial intermediaries. Many of these financial institutions have resources many times greater than those of the Bank. In addition, new financial intermediaries such as money-market mutual funds and large retailers are not subject to the same regulations and laws that govern the operation of traditional depository institutions.

     Changes in federal and state law have resulted in and are expected to continue to result in increased competition. The reductions in legal barriers to the acquisition of banks by out-of-state bank holding companies resulting from implementation of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other recent and proposed changes are expected to continue to further stimulate competition in the markets in which the Bank operates, although it is not possible to predict the extent or timing of such increased competition.

Lending Activities

     The Bank's lending policy is designed to correspond with its mission of remaining a community-oriented bank. The loan policy sets forth accountability for lending functions in addition to standardizing the underwriting, credit and documentation procedures. The Bank's target market regarding lending is in the towns in which a Bank office is located and contiguous towns. The typical loan customer is an individual or small business which has a deposit relationship with the Bank. The Bank strives to provide an appropriate mix in its loan portfolio of commercial loans and loans to individual consumers.

Loan Portfolio

     The Bank's loan portfolio at September 30, 1999 and December 31, 1998 - 1994 was comprised of the following categories based upon the nature of collateral:

                                                 (Dollar Amounts in Thousands)
                                                           December 31,
                                       ----------------------------------------------------
                        September 30,
                            1999         1998       1997       1996       1995       1994
                        -------------  --------   --------   --------   --------   --------
Commercial, Financial     $  6,869     $  4,804   $  5,680   $  5,055   $  5,078   $  4,417

Real Estate

   Construction              6,815        5,716      2,229      4,159      2,199      2,093

   Residential             113,504      112,859    105,489     96,441     88,274     84,213

   Commercial               19,209       16,555     17,326     14,982     11,680     13,253

Installment                 30,070       12,413     11,058      8,936      6,990      5,035

Other                           91           91         65        203        241         27
                          --------     --------   --------   --------   --------   --------
      Total Loans         $176,558     $152,438   $141,847   $129,776   $114,462   $109,038
                          ========     ========   ========   ========   ========   ========

     The following table reflects the maturity and sensitivities of the Bank's loan portfolio at September 30, 1999.

                                         (Dollar Amounts in Thousands)

                                            After one
                              One year     year through      Due after         Total
                              or less       five years      five years         loans
                              --------     ------------     ----------         -----
Commercial, Financial        $  4,975        $    790        $  1,104        $  6,869

Real estate

   Construction                   512           1,197           5,106           6,815

   Residential                 21,043          27,087          65,374         113,504

   Commercial                   1,687           3,965          13,557          19,209

Installment                     8,348          16,534           5,188          30,070

Other                              91            --              --                91
                             --------        --------        --------        --------
   Total Loans               $ 36,656        $ 49,573        $ 90,329        $176,558
                             ========        ========        ========        ========

     At  September   30,  1999,   loans   maturing   after  one  year   included
approximately: $105,248,000 in fixed rate loans; and $34,654,000 in variable rate loans.

     The following table reflects the maturity and sensitivities of the Bank's loan portfolio at December 31, 1998.

                                         (Dollar Amounts in Thousands)

                                            After one
                              One year     year through      Due after         Total
                              or less       five years      five years         loans
                              --------     ------------     ----------         -----
Commercial, Financial        $  4,054        $    733        $     17        $  4,804

Real estate

   Construction                   900             317           4,499           5,716

   Residential                 18,129          15,033          79,697         112,859

   Commercial                   1,503           3,347          11,705          16,555

Installment                     5,851           6,398             164          12,413

Other                              91              --              --              91
                             --------        --------        --------        --------
Total Loans                  $ 30,528        $ 25,828        $ 96,082        $152,438
                             ========        ========        ========        ========

     At December 31, 1998 loans maturing after one year included  approximately:
$84,209,000 in fixed rate loans; and $37,701,000 in variable rate loans.

Investment Securities

     The primary objectives of the Bank's investment policy are to provide a stable source of interest income, to provide adequate liquidity necessary to meet short and long-term changes in the mix of its assets, to provide a means to achieve goals set forth in the Bank's interest rate risk policy and to provide a balance of quality and diversification to its assets. The available for sale portion of the investment portfolio is expected to provide funds when demand for acceptable loans increases and is expected to absorb funds when loan demand decreases.

     At September 30, 1999, the Bank's investment portfolio was $49,745,000 or 20% of total assets. There were no federal funds sold as of September 30, 1999.

     The table below presents the amortized cost and fair values of investment securities held by the Bank at September 30, 1999 and 1998.

                                     (Dollar Amounts in Thousands)

                                   1999                         1998
                       ---------------------------   ---------------------------
                       Amortized Cost   Fair Value   Amortized Cost   Fair Value
                       --------------   ----------   --------------   ----------
Available-for-sale        $44,785        $43,974        $44,609        $45,023
Held-to-maturity            5,771          5,757          9,061          9,290
                          -------        -------        -------        -------
                          $50,556        $49,731        $53,670        $54,313
                          =======        =======        =======        =======

     The following tables present the maturity distribution of investment securities at September 30, 1999, and the weighted average yields of such securities. The weighted average yields were calculated based on the amortized cost and effective yields to maturity of each security.


Held-to-maturity

                                                  (Dollar Amounts in Thousands)

                                     Over One     Over Five                                    Weighted
                        One Year      Through      Through     Over Ten       No                Average
                         Or Less    Five Years    Ten Years     Years      Maturity  Total       Yield
                         -------    ----------    ---------     -----      --------  -----       -----
U.S. Treasury and
other U.S. Agencies
and Corporations             --           --           --         --         --         --         --

Mortgage-Backed
Securities               $4,984       $  742       $   45         --         --     $5,771       5.66%

Total                     4,984          742           45         --         --      5,771       5.66%

Weighted Average
Yield                      5.25%        8.22%        9.10%        --         --       5.66%        --

Available-for-sale (1)

                                     Over One     Over Five                                    Weighted
                        One Year      Through      Through     Over Ten       No                Average
                         Or Less    Five Years    Ten Years     Years      Maturity  Total       Yield
                         -------    ----------    ---------     -----      --------  -----       -----
U.S. Treasury and
other U.S. Agencies
and Corporations         $ 1,999     $ 8,992        $14,500       --          --    $25,491       6.11%

Mortgage-Backed
Securities                15,982       2,686            626       --          --     19,294       6.29%

Other                         --          --             --       --          --         --         --

Total                     17,981      11,678         15,126       --          --     44,785       6.19%

Weighted Average Yield      6.17%       5.97%          6.38%      --          --       6.19%        --

Total Portfolio           22,965      12,420         15,171       --          --     50,556       6.13%

Total Weighted Average
Yield                       5.97%       6.11%          6.38%      --          --       6.13%        --

(1) Dollars shown at amortized cost amounts

Deposits

     The following table summarizes average deposits and interest rates of the Bank for the nine months ended September 30, 1999 and 1998.

                                     (Dollar Amounts in Thousands)

                                    1999                       1998
                            --------------------      ----------------------
                            Average      Average       Average       Average
                            Balance       Rate         Balance        Rate
                            -------      -------       -------      --------
Non-interest bearing
  demand deposits          $ 32,142         --       $ 26,698           --

 Now and Money market
  account deposits           68,818       2.44%        64,074         2.53%

Savings deposits             10,780       2.44          9,227         2.44

Time deposits                80,418       4.95         88,639         5.62
                           --------       ----       --------         ----
    Total deposits         $192,158       3.08%      $188,638         3.62%
                           ========       ====       ========         ====

     The following table summarizes average deposits and interest rates of the Bank for the years ended December 31, 1998, 1997 and 1996.

                                            (Dollar Amounts in Thousands)

                                  1998                      1997                    1996
                           -------------------      --------------------     --------------------
                           Average     Average      Average      Average     Average      Average
                           Balance     Rate         Balance      Rate        Balance      Rate
                           -------     ----         -------      ----        -------      ----
Non-interest bearing
  demand deposits         $ 27,504        --       $ 23,499        --       $ 20,738        --

Now and Money market
  account deposits          63,701      2.54%        60,475      2.48%        58,632      2.35%

Savings deposits             9,277      2.45          8,760      2.45          8,166      2.65

Time deposits               89,059      5.60         85,487      5.74         64,846      5.70
                          --------      ----       --------      ----       --------      ----
     Total deposits       $189,541      3.60%      $178,221      3.72%      $152,382      3.46%
                          ========      ====       ========      ====       ========      ====

     Fixed rate certificates of deposit in amounts of $100,000 or more at September 30, 1999 are scheduled to mature as follows:

                          (Dollar Amounts in Thousands)

                  Three months or less                 $ 6,815

                  Over three, through six months         1,489

                  Over six, through twelve months        4,944

                  Over twelve months                     2,374
                                                       -------
                  Total                                $15,622
                                                       =======

Return on Equity and Assets

     The following table summarizes various operating ratios of the Company for the nine months ended September 30, 1999 and 1998 and for the past three years:

                                      Nine months ended
                                      September 30, (1)           Years ended December 31,
                                      -----------------       -------------------------------
                                      1999        1998        1998        1997         1996
                                      -----       -----       -----       -----       -----
Return on average total
assets (net income divided by
average total assets)                   .80%        .82%        .74%        .81%        .90%

Return on average
shareholders' equity (net
income divided by
average shareholders' equity)         12.47       12.39       11.25       12.21       12.66

Equity to assets (average
shareholders' equity as a
percent of average total assets)       6.44        6.60        6.56        6.61        7.10

Dividend Payout ratios                31.13       31.31       35.40       32.32       30.15

(1) Presented on an annualized basis

Asset/Liability Management

     A principal objective of the Bank is to reduce and manage the exposure of changes in interest rates on its results of operations and to maintain an approximate balance between the interest rate sensitivity of its assets and liabilities within acceptable limits. While interest-rate risk is a normal part of the commercial banking activity, the Bank desires to minimize its effect upon operating results. Managing the rate sensitivity embedded in the balance sheet can be accomplished in several ways. By managing the origination of new assets and liabilities, or the rollover of the existing balance sheet assets, incremental change towards the desired sensitivity position can be achieved. Hedging activities, such as the use of interest rate caps, can be utilized to create immediate change in the sensitivity position.

     The Bank monitors the relationship between interest earning assets and interest bearing liabilities by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring the Bank's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-bearing liabilities maturing or repricing and the amount of interest-earning assets maturing or repricing for the same period of time. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to increase net interest income. During a period of rising interest rates, a positive gap would tend to increase net interest income, while a negative gap would tend to adversely affect net interest income.

                                                        (Dollar Amounts in Thousands)
                                                          As of September 30, 1999
                                                               Repriced Within

                                         Under 3        4 to 12          1 to 5          Over 5
                                         Months          Months           Years           Years
                                        --------        --------        --------        --------
Securities available-for-sale           $  3,949        $ 13,780        $ 11,726        $ 14,519

Securities held-to-maturity                1,520           3,464             742              45

Loans held-for-sale                           --             917              --              --

Loan Portfolio                            32,481          27,951          51,991          64,135

Other                                         --              --              --           1,992
                                        --------        --------        --------        --------
Total interest earning assets             37,950          46,112          64,459          80,691
                                        --------        --------        --------        --------

Interest-bearing liabilities
   Money Market                           30,516              --              --          11,890

   Savings                                    --              --              --          39,583

   Time                                   22,938          32,061          24,897              --
                                        --------        --------        --------        --------
Total interest-bearing deposits           53,454          32,061          24,897          51,473

Borrowed funds                            28,964              --           5,000              --

Collateralized borrowings                     --             513              --              --
                                        --------        --------        --------        --------
Total interest-bearing liabilities        82,418          32,574          29,897          51,473
                                        --------        --------        --------        --------
Periodic gap                            $(44,468)       $ 13,538        $ 34,562        $ 29,218
                                        ========        ========        ========        ========

Cumulative gap                          $(44,468)       $(30,930)       $  3,632        $ 32,850
                                        ========        ========        ========        ========
Cumulative gap as a percentage of
   total earning assets                   (19.40%)        (13.49%)          1.58%          14.33%
                                        ========        ========        ========        ========

     The information presented in the interest sensitivity table is based upon a combination of maturities, call provisions, repricing frequencies, prepayment patterns and Management judgment. The distribution of variable rate assets and liabilities is based upon the repricing interval of the instrument. Management estimates that less than 20% of savings products are sensitive to interest rate changes based upon analysis of historic and industry data for these types of accounts.

     The following table summarizes the repricing schedule for the Bank's assets and liabilities and provides an analysis of the Bank's periodic and cumulative GAP positions.

                                                 (Dollar Amounts in Thousands)
                                                    As of December 31, 1998
                                                        Repriced Within

                                         Under 3        4 to 12          1 to 5          Over 5
                                         Months          Months           Years           Years
                                        --------        --------        --------        --------
Securities available-for-sale           $  2,771        $ 17,400        $ 12,533       $  7,505

Securities held-to-maturity                1,336           4,158           2,564             48

Loans held-for-sale                           --             380              --             --

Loan Portfolio                            31,452          34,685          37,667         48,634

Other                                      2,600              __              __          1,454
                                        --------        --------        --------       --------
Total interest earning assets             38,159          56,623          52,764         57,641
                                        --------        --------        --------       --------

Interest-bearing liabilities
  Money Market                            29,842              --              --         12,482

   Savings                                    --              --              --         35,558

   Time                                   31,587          36,608          17,701             --
                                        --------        --------        --------       --------
Total interest-bearing deposits           61,429          36,608          17,701         48,040

Borrowed funds                                --              --           5,000             --

Collateralized borrowings                     --             270              --             --
                                        --------        --------        --------       --------
Total interest-bearing liabilities        61,429          36,878          22,701         48,040
                                        --------        --------        --------       --------
Periodic gap                            $(23,270)       $ 19,745        $ 30,063       $  9,601
                                        ========        ========        ========       ========

Cumulative gap                          $(23,270)       $ (3,525)       $ 26,538       $ 36,139
                                        ========        ========        ========       ========
Cumulative gap as a percentage of
total earning assets                       11.34%           1.72%          12.93%         17.61%
                                        ========        ========        ========       ========

Supervision and Regulation

     The Bank is chartered under the National Bank Act and is subject to the supervision of, and is regularly examined by, the Office of the Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation ("FDIC").

     The Company is a bank holding company within the meaning of the Bank Holding Company Act ("BHC Act)," is registered as such with and is subject to the supervision of the Federal Reserve Board ("FRB"). The Company, as a bank holding company, is also subject to the Connecticut Bank Holding Company laws. Certain legislation and regulations affecting the business of the Company and the Bank are discussed below.

General

     As a bank holding company, the Company is subject to the BHC Act. The Company reports to, registers with, and is examined by the FRB. The FRB also has the authority to examine the Company's subsidiaries, which includes the Bank.

     The FRB requires the Company to maintain certain levels of capital. See "Capital Standards" herein. The FRB also has the authority to take enforcement action against any bank holding company that commits any unsafe or unsound practice, violates certain laws, regulations, or conditions imposed in writing by the FRB. See "Prompt Corrective Action and Other Enforcement Mechanisms" herein.

     Under the BHC Act, a company generally must obtain the prior approval of the FRB before it exercises a controlling influence over, or acquires directly or indirectly, more than 5% of the voting shares or substantially all of the assets of any bank or bank holding company. Thus, the Company is required to obtain the prior approval of the FRB before it acquires, merges or consolidates with any bank, or bank holding company. Any company seeking to acquire, merge or consolidate with the Company also would be required to obtain the FRB's approval.

     The FRB generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

     Transactions between the Company, the Bank and any future subsidiaries of the Company are subject to a number of other restrictions. FRB policies forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered (or, if no market exists, actual costs plus a reasonable profit). Additionally, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit, sale or lease of property, or furnishing of services. Subject to certain limitations, depository institution subsidiaries of bank holding companies may extend credit to, invest in the securities of, purchase assets from, or issue a guarantee, acceptance, or letter of credit on behalf of, an affiliate, provided that the aggregate of such transactions with affiliates may not exceed 10% of the capital stock and surplus of the institution, and the aggregate of such transactions with all affiliates may not exceed 20% of the capital stock and surplus of such institution. The Company may only borrow from depository institution subsidiaries if the loan is secured by marketable obligations with a value of a designated amount in excess of the loan. Further, the Company may not sell a low-quality asset to a depository institution subsidiary.

Capital Standards

     The FRB, OCC and other federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk, such as business loans.

     A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off-balance sheet items. The regulators measure risk-adjusted assets and off-balance sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Tier 2 capital may consist of a limited amount of the allowance for loan losses and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital are subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance sheet items of 4%.

     In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. It is improbable, however, that an institution with a 3% leverage ratio would receive the highest rating by the regulators since a strong capital position is a significant part of the regulators' rating. For all banking organizations not rated in the highest category, the minimum leverage ratio is at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, is at least 4% or 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

     The following table presents the capital ratios for the Company and the Bank as of September 30, 1999:

                                                                      Minimum
                                   The Company's     The Bank's     Regulatory
                                      Ratio           Ratio        Capital Level
--------------------------------------------------------------------------------

RISK-BASED CAPITAL RATIO:

     Total Capital ............       11.12%           11.10%           8%

     Tier 1 Capital ...........       10.37%           10.36%           4%

TIER 1 LEVERAGE CAPITAL RATIO:         6.27%            6.27%           4%

Prompt Corrective Action and Other Enforcement Mechanisms

     Each federal banking agency is required to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more of the prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

     An insured depository institution generally is classified in the following categories based on capital measures indicated below:

     "Well-Capitalized":

            Total risk-based capital of 10% or more;
            Tier 1 risk-based ratio capital of 6% or more; and Leverage ratio of 5% or more.

     "Adequately Capitalized":

            Total risk-based capital of at least 8%;
            Tier 1 risk-based capital of at least 4%; and Leverage ratio of at least 4%.

     "Undercapitalized":

            Total risk-based capital less than 8%
            Tier 1 risk-based capital less than 4%; or Leverage ratio less than 4%.

     "Significantly Undercapitalized":

            Total risk-based capital less than 6%
            Tier 1 risk-based capital less than 3%; or Leverage ratio less than 3%.

     "Critically Undercapitalized":

            Tangible equity to total assets less than 2%.

     An institution that, based upon its capital levels, is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency. Undercapitalized institutions must submit an acceptable capital restoration plan with a guarantee of performance issued by the holding company. Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. The most important additional measure is that the appropriate federal banking agency is required to either appoint a receiver for the institution within 90 days or obtain the concurrence of the FDIC in another form of action.

     In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a prima facie showing by the agency that such relief is appropriate. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company. The Company and the Bank are classified as "well-capitalized" under the above guidelines.

Safety and Soundness Standards

     The federal banking agencies have established safety and soundness standards for insured financial institutions covering (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3)
credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; (7) asset quality and earnings; (8) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss; and (9) year 2000 issues. If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency.

Restrictions on Dividends and Other Distributions

     The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. Federal Law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

     The Company's ability to pay dividends depends in large part on the ability of the Bank to pay dividends to the Company. The ability of the Bank to pay dividends is subject to restrictions set forth in the National Banking Act and regulations of the OCC. See "Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters" herein.

     Additionally, a bank may not make any capital distribution, including the payment of dividends, if after making such distribution the bank would be in any of the "under- capitalized" categories under the OCC's Prompt Corrective Action regulations.

     The OCC also has the authority to prohibit the Bank from engaging in business practices which the OCC considers to be unsafe or unsound. It is possible, depending upon the financial condition of a bank and other factors, that the OCC could assert that the payment of dividends or other payments in some circumstances might be such an unsafe or unsound practice and thereby prohibit such payment.

FDIC Insurance

     The Bank's deposits are insured through the Bank Insurance Fund of the FDIC up to a maximum of $100,000 per separately insured depositor.

Inter-Company Borrowings

     Bank holding companies are also restricted as to the extent to which they and their subsidiaries can borrow or otherwise obtain credit from one another or engage in certain other transactions. The "covered transactions" that an insured depository institution and its subsidiaries are permitted to engage in with their nondepository affiliates are limited to the following amounts: (1) in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and the surplus of the insured depository institution; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. In addition, extensions of credit that constitute covered transactions must be collateralized in prescribed amounts.

     "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate (unless otherwise exempted by the FRB), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit for the benefit of an affiliate. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Effects of Government Policy

     Legislation adopted in recent years has substantially increased the scope of regulations applicable to the Bank and the Company and the scope of regulatory supervisory authority and enforcement power over the Bank and the Company.

     Virtually every aspect of the Bank's business is subject to regulation with respect to such matters as the amount of reserves that must be established against various deposits, the establishment of branches, reorganizations, nonbanking activities and other operations. Numerous laws and regulations also set forth special restrictions and procedural requirements with respect to the extension of credit, credit practices, the disclosure of credit terms and discrimination in credit transactions.

     The descriptions of the statutory provisions and regulations applicable to banks and bank holding companies set forth above do not purport to be a complete description of such statutes and regulations and their effects on the Bank and the Company. Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on the Bank and the Company are difficult to determine.

     After decades of debate, in November of 1999, Congress passed and President Clinton signed legislation which repealed the restrictions that prohibited most affiliations among banking, securities, and insurance firms. The new law, the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (S. 900), provides bank holding companies, banks, securities firms, insurance companies, and investment management firms the option of engaging in a broad range of financial and related activities by opting to become a "financial holding company." These holding companies will be subject to oversight by the FRB, in addition to other regulatory agencies. Under the financial holding company structure, banks will have a less-restricted ability to purchase or establish broker/dealer subsidiaries, as well as the option to purchase insurance companies. Additionally, for the first time, securities and insurance firms will be permitted to purchase full-service banks.

     As a general rule, the individual entities within a financial holding company structure will be regulated according to the type of services provided - functional regulation. Under this approach, a financial holding company with banking, securities, and insurance subsidiaries will have to deal with several regulatory agencies (e.g., appropriate banking agency, SEC, state insurance commissioner). A financial holding company that is itself an insurance provider will be subject to FRB oversight, as well as to regulation by the appropriate state insurance commissioner. Broker/dealer and insurance firms electing to become financial holding companies with be subject to FRB regulation. In addition to permitting financial services providers to enter new lines of business, the new law gives firms the freedom to streamline existing operations and potentially reduce costs.

     The impact that Gramm-Leach-Bliley Act is likely to have on the Bank and the Company is difficult to predict. While the Act facilitates the ability of financial institutions to offer a wide range of financial services, large financial institutions would appear to be the beneficiaries as a result of this Act because many community banks are less able to devote the capital and management resources needed to facilitate broad expansion of financial services.

Impact of Monetary Policies

     Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings, and the interest rate earned by a bank on loans, securities and other interest-earning assets comprises the major source of banks' earnings. Thus, the earnings and growth of banks are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and through adjustments to the discount rate applicable to borrowings by banks which are members of the FRB. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on the Company cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan loss charge-offs, thus adversely affecting the Bank's net earnings.

Employees

     The Company and the Bank employ 75 full-time employees and 10 part-time employees. Neither the Company nor the Bank are parties to any collective bargaining agreements, and employee relations are considered good.

Forward Looking Statements

     This Form 10-SB and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and Bank, may include forward-looking statements relating to such matters as (a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business, and (b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services. Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995.

     The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's and Bank's business include the following: (a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates; (b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses; (c) increased competition from other financial and non-financial institutions; (d) the impact of technological advances; and (e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company and Bank do not undertake any obligation to update or revise any forward-looking statements subsequent to the date on which they are made.

ITEM 2. FINANCIAL INFORMATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the notes thereto and the other information contained in this Registration Statement. The selected balance sheet and income statement data as of and for the years ended December 31, 1998 and 1997, are derived from, and are qualified by reference to the audited consolidated financial statements of the Company appearing elsewhere in this Registration Statement. The balance sheet and income statement data as of and for the years ended December 31, 1996, 1995, and 1994, are derived from audited consolidated financial statements of the Company not included herein. The selected balance sheet and income statement data as of and for the nine months ended September 30, 1999 and 1998, are derived from unaudited consolidated financial statements of the Company appearing elsewhere in this
Registration Statement which have been prepared by the Company on a basis consistent with the audited consolidated financial statements appearing elsewhere in this Registration Statement and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data. All financial ratios for the nine months ended September 30, 1999 and 1998 have been annualized. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of results to be expected for any subsequent period.

                                                                        At or For the Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------------
                                    September      September
                                    30, 1999       30, 1998         1998           1997          1996          1995          1994
-----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data

Interest Income                  $ 11,710,520   $ 11,100,355   $ 14,884,143  $ 13,921,944  $ 12,082,097  $ 11,371,457  $  9,585,807
Interest Expense                    5,220,839      5,323,537      7,114,181     6,719,113     5,403,379     5,034,665     3,706,523
Net Interest Income                 6,489,681      5,776,818      7,769,962     7,202,831     6,678,718     6,336,792     5,879,284
Other Income                        1,059,757      1,086,884      1,409,302     1,338,035     1,115,018     1,038,009       982,417
Noninterest Expense                 5,457,589      4,697,713      6,550,248     5,875,583     5,321,259     5,009,371     4,753,197
Income before income taxes          2,001,849      2,075,989      2,509,016     2,565,583     2,372,477     2,265,430     2,108,504
Income Taxes                          641,219        805,600        972,717     1,009,249       881,243       925,784       865,812
Net Income                          1,360,630      1,270,389      1,536,299     1,556,034     1,491,234     1,339,646     1,242,692

Balance Sheet Data

Total Loans                       176,557,808    149,439,223    152,438,033   141,846,741   129,775,725   114,461,645   109,037,944
Total Assets                      244,343,450    213,227,363    215,337,558   202,115,632   180,521,512   159,952,993   151,109,005
Total Deposits                    193,945,707    191,647,843    194,941,472   183,673,260   165,300,656   145,904,840   128,926,727
Total Liabilities                 229,503,171    198,765,438    201,026,182   188,648,066   168,239,044   148,634,235   140,854,526
Shareholders' Equity               14,840,279     14,461,925     14,311,376    13,467,566    12,282,468    11,318,758    10,254,479
Total Investments                  49,744,556     54,084,191     48,315,612    47,997,248    40,786,611    37,853,697    34,668,199
Allowance for Loan Losses           1,100,686      1,027,724      1,013,949       970,840       998,238       959,259       872,777

Selected Ratios and
Per Share Data

Return on Average Assets                  .80%           .82%           .74%          .81%          .90%          .86%          .85%
Return on Average Equity                12.47%         12.39%         11.25%        12.21%        12.66%        12.54%        12.43%
Basic Net Income Per Share (1)   $       0.92   $       0.86   $       1.04  $       1.05  $       1.01  $        .91  $        .81
Diluted Net Income Per Share (1)         0.88           0.82           0.99          1.02          0.98          0.89          0.80
Price Per Share                         18.75          18.38          18.50         14.40         13.00         11.20          9.00
Book Value per Share                     9.99          10.24           9.70          9.11          8.31          7.67          6.68
Dividends Declared:
    Cash                                 0.30           0.30           0.40          0.38          0.33          0.25          0.19
    Stock                                5.00%          5.00%        155.00%         5.00%         5.00%       155.00%         5.00%
Cash Dividend Yield                      2.13%          2.18%          2.16%         2.64%         2.54%         2.23%         2.11%

(1) All per share data has been adjusted to give retroactive effect to all stock dividends and splits.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is Management's discussion of the financial condition and results of operations on a consolidated basis for the two years ended December 31, 1998 and 1997, respectively, and for the nine month periods ended September 30, 1999 and 1998, respectively, of the Company. The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary, The First National Bank of Litchfield (the "Bank"). This discussion should be read in conjunction with the consolidated financial statements and the related notes of the Company presented elsewhere herein.

FINANCIAL CONDITION

     September 30, 1999 as compared to December 31, 1998.

     Total assets as of September 30, 1999 were $244,343,450, an increase of $29,005,892 or 13.5% from year end 1998 total assets of $215,337,558.

     Growth in assets was centered in the loan portfolio which increased to $176,494,779, an increase of $24,803,635 or 16.4% from the December 31, 1998 total of $151,691,144. Significant growth was in installment loans which grew by $17,656,713 or 142% from the December 31, 1998 balance. This growth was attained through the aggressive acquisition of consumer loans through indirect dealer financing of automobiles and boats. In conjunction with the increase in consumer loans, deferred loan costs have increased as a result of fees paid to dealers for the referral of such loans to the Bank. Other loan growth during 1999 was in the mortgage and commercial loan portfolios. Commercial real estate mortgages grew to $19,209,501 an increase of $2,654,777 or 16% from year end. Commercial loans also increased by $2,064,387 or 43.0% from year end. Growth in both commercial loan areas is due to sales initiatives in small business lending.

     The Company's securities portfolio totaled $49,744,555 as of September 30, 1999. Nine month growth in the portfolio was minimal at $1,428,943 or 3.0%. Within the portfolio, available for sale securities totaled $43,973,633 which increased $3,764,240 or 9.4% from the year end balance of $40,209,393. The growth in this portion of the securities portfolio is mainly the result of the reinvestment of amortizing balances in the held to maturity portion of the investment portfolio. Held to maturity securities decreased by $2,335,297 during the first nine months of 1999. This decline was due solely to the amortization and principal payments of mortgage-backed securities.

     Bank premises and equipment totaled $2,989,850, an increase of $850,737 or 39.8% from the year end balance of $2,139,113. Growth in premises and equipment was primarily the result of the renovation of the building housing the trust, loan operations and executive offices.

     Other assets increased by $369,404 or 33.4% to the September 30, 1999 balance of $1,476,507. The growth in other assets was caused by increases in prepaid and deferred benefit related expenses.

     Total liabilities were $229,503,171 at September 30, 1999, an increase of $28,476,989 or 14.6% from the December 31, 1998 balance of $201,026,182. The growth in liabilities is attributable solely to the increase in Federal Home Loan Bank advances which also increased by more than $28 million over the nine month period. The growth in these advances was necessary to fund the growth in earning assets, specifically in the loan portfolio.

     Deposits over the nine month period remained relatively unchanged. The September 30, 1999 balance of deposits was $193,945,707, a decrease of $995,765 or less than 1% from year end. The mix of deposits however, changed over the period. Time certificates of deposit in denominations of less than $100,000 decreased by $4,947,260 to $64,273,592 from $69,220,852, while the balances of savings accounts increased a similar amount from $35,558,082 to $39,582,700. Management attributes this change to both the consumer's desire to keep liquid funds as well as the relatively low interest rate environment.

     September 30, 1999 as compared to September 30, 1998.

     Total assets as of September 30, 1999 amounted to $244,343,450 an increase of $31,116,087 or 14.59% from $213,227,363 at September 30, 1998. The increase in assets was due to an increase in the loan portfolio.

     Net loans increased $27,862,003 to $176,494,779 at September 30, 1999, from $148,632,776 at September 30, 1998. The growth in net loans was primarily in consumer installment loans, which increased by $17,572,424. In conjunction with the increase in consumer loans, deferred loan costs have increased as a result of fees paid to dealers for the referral of such loans to the Bank. The remaining growth in the loan portfolio can be attributed primarily to growth in residential and commercial real estate mortgages.

     Total securities decreased from the September 30, 1998 balance of $54,084,191 to $49,744,555 at September 30, 1999. This decrease of $4,339,636 can be attributed to a reallocation of earning assets to fund growth in the loan portfolio.

     Net premises and equipment totaled $2,989,850 at September 30, 1999, which is an increase of $916,806 or 44.23% from $2,073,044 at September 30, 1998. This increase can be attributed primarily to capitalized costs incurred for the historic renovation of the building housing the Bank's executive, trust and loan operation offices.

     Other assets amounted to $1,476,507 at September 30, 1999, an increase of 36.42% or $394,166 from $1,082,341 at September 30, 1998. The major components in this increase were increases in prepaid expenses and increases in assets associated with employee, officer and director compensation plans.

     Deferred income taxes totaled $622,783 at September 30, 1999, an increase of $385,136 from the September 30, 1998 balance of $237,645. This increase is primarily related to deferred taxes on unrealized gains on investment securities.

     Total liabilities increased $30,737,733 or 15.46% to $229,503,171 from $198,765,438 at September 30, 1998. The growth in this category can be attributed to the increase in borrowed money which was utilized to fund loan growth. While the increase in deposits from September 30, 1998 to September 30, 1999 was only $2,297,864, or 1.20%, the mix of the Bank's deposit liabilities changed over the year. The change can be attributed to the overall low interest rate environment and a shift from maturity term deposits into core deposits without maturities. Accordingly, there was a shift from CD products to more liquid products such as savings and money market deposits. More specifically, at September 30, 1999, demand deposits totaled $32,061,496 which is an increase of $5,429,441 or 20.39% from $26,632,055 at September 30, 1998. Also increasing were savings deposits which totaled $39,582,700 at September 30, 1999, a 32.93% increase over the September 30, 1998 balance of $29,778,020. Money market deposits increased 4.06% to $42,405,803 at September 30, 1999 from $40,753,127 at September 30, 1998. Off-setting the growth in short-term deposits was a decrease in time deposits of $100,000 or more which decreased 21.28% to $15,622,116 at September 30, 1999 from $19,844,475 at September 30, 1998. Time deposits  under  $100,000  decreased  $10,366,574  or 13.89% to  $64,273,592  at
September 30, 1999 from $74,640,166 at September 30, 1998.

     December 31, 1998 as compared to December 31, 1997.

     Total assets increased $13,221,926, or 6.54%, to $215,337,558 at December 31, 1998 from $202,115,632 at the end of 1997. The increase in assets was primarily due to a higher level of loans which were largely funded by a corresponding growth in deposits.

     Net loans increased $10,629,851, or 7.54%, to $151,691,144 at the end of 1998 from $141,061,293 at the close of 1997. Commercial loans totaled $4,804,229 at December 31, 1998, as compared to $5,680,235 at December 31, 1997. This decrease of $876,006 or 15.42% can be attributed to the increased competition for commercial loans. The growth in the Bank's loan portfolio has been primarily in the consumer sector and specifically in residential mortgage and construction loans. Real estate construction loans totaled $5,715,670 at December 31, 1998, as compared to $2,229,453 at December 31, 1997. This increase of $3,486,217 or 156.37% can be attributed to an increase in real estate construction activity. Real estate residential loans, excluding mortgage loans held-for-sale, totaled $112,858,948 at December 31, 1998, as compared to $105,488,633 at December 31,
1997. This increase of $7,370,315 or 6.99% primarily reflects aggressive marketing, a strong economy, a favorable interest rate environment, and increased activity in the home equity portfolio.

     The Bank's securities portfolio did not change significantly at the end of 1998, as compared to the calendar year end 1997. The securities portfolio increased $318,364 or .66% and amounted to $48,315,612 at December 31, 1998, as compared with $47,997,248 at December 31, 1997. Within the securities portfolio $40,209,393 or 83.22% of the portfolio is held as available-for-sale and therefore is available to meet the potential liquidity needs of the Bank. The unrealized gain on securities available-for-sale decreased to $179,113 at December 31, 1998, from $293,204 at December 31, 1997. Additionally, at December 31, 1998, held- to-maturity securities decreased 31.33% or $3,697,959 to $8,106,219 at December 31, 1998 from $11,804,178 at December 31, 1997. This decrease can be attributed primarily to principal repayments on mortgage-backed securities, as well as management's decision not to increase its holdings of securities classified as held-to- maturity.

     Federal funds sold, short-term liquidity loans to other commercial banks, totaled $2,600,000 at December 31, 1998. There were no federal funds sold at December 31, 1997. The Bank's liquidity position is considered to be adequate to cover increased loan demand or reduction of deposits.

     Other assets increased $341,365, or 44.58%, to $1,107,103 at December 31, 1998 from $765,738 at the end of 1997. This increase can be attributed to the increase in prepaid benefit cost and other prepaid expenses.

     Total liabilities increased $12,378,116, or 6.56%, to $201,026,182 at the end of 1998 from $188,648,066 at the close of 1997. Deposits, the Bank's primary source of funds, grew by $11,268,212, or 6.13%, to $194,941,472 at December 31,
1998 from $183,673,260 at December 31, 1997. The Bank attributes this growth to the convenient hours of operations, locations and drive-up facilities as well as the competitive interest rates offered by the Bank. Non-interest bearing accounts increased 18.68% to $31,163,054 from $26,258,590. The aggregate of non-term accounts which include demand, money market and savings accounts, increased $11,306,498, or 11.57%, to $109,045,629 at year end 1998 from
$97,739,131 at year end 1997. Time deposits remained relatively unchanged.

RESULTS OF OPERATIONS

     Net interest income is the single largest source of the Company's net income. Net interest income is determined by several factors and is defined as the difference between interest and dividend income from earning assets, primarily loans and investment securities, and interest expense due on deposits and borrowed money. Although there are certain factors which can be controlled by management policies and actions, certain other factors, such as the general level of credit demand, FRB monetary policy and changes in tax law are beyond the control of management.

     Nine months ended September 30, 1999 as compared to nine months ended September 30, 1998.

       Net income for the nine months ended September 30, 1999, was $1,360,630 as compared to $1,270,389 for the same period in 1998. For the nine months ended September 30, 1999, diluted per share income amounted to $.88 as compared to $.82 from the same period in 1998. Basic net income per share amounted to $.92 for the nine month ended September 30, 1999 as compared to $.86 for the same period in 1998. The improved results occurred primarily from the growth in net interest income which occurred from the increase in earning assets. In addition, the 1999 provision for income taxes incorporates an investment tax credit related to the renovation of the building housing the executive offices. The credit reduces the Company's 1999 Federal Income tax expense. The result of the benefits of the forgoing items offset increases in noninterest expense due to salary and infrastructure expenses.

     Calendar year 1998 as compared to Calendar year 1997.

     The Company's 1998 net income totaled $1,536,299, down slightly from 1997 earnings of $1,556,034. Similarly, 1998 net income on a diluted per share basis amounted to $.99 compared to 1997 earnings of $1.02. Basic net income per share amounted to $1.04 in 1998 as compared to $1.05 for the year ended December 31, 1997. While there was an increase in net interest income resulting from the increase in earning assets, the slight decline in net income can be attributed to increased computer service expenses as well as compensation costs incurred by the Company in connection with its repurchase of Common Stock from officers upon their exercise of stock options.

Net Interest Income

     Nine months ended September 30, 1999 as compared to nine months ended September 30, 1998.

     Net interest and dividend income increased 12.34% to $6,489,681 for the nine months ended September 30, 1999, as compared with $5,776,818 for the nine months ended September 30, 1998. This increase occurred as average earning assets increased $16,636,000 or 8.35% to $215,833,000 in 1999 from $199,197,000 during the first nine months of 1998. This increase was caused by the increase in the loan portfolio in primarily consumer installment loans and real estate loans. As shown below, the net interest margin increased to 4.02% for the nine months ended September 30, 1999 compared to 3.88% for the nine months ended September 30, 1998. The increase in the net interest margin was due to the decrease in interest expense from the lower overall cost of funds due to the growth in demand deposits.

                                       Nine months ended September 30,
                                              (Unaudited)

                                            1999            1998
                                       ------------    ------------
           Interest income             $ 11,710,520    $ 11,100,355
           Tax-equivalent adjustment         17,238          19,811
           Interest expense              (5,220,839)     (5,323,537)
                                       ------------    ------------
           Net interest income         $  6,506,919    $  5,796,629
                                       ============    ============

     The following table presents the Company's average balance sheets (computed on a daily basis), net interest income, and interest rates for the nine months ended September 30, 1999 and September 30, 1998. Average loans outstanding include nonaccruing loans. Interest income is presented on a tax-equivalent basis which reflects a federal tax rate of 34% for all periods presented.

     DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

                                     Nine months ended September 30,1999                Nine months ended September 30, 1998
                             -----------------------------------------------      ------------------------------------------------
                                                 Interest                                               Interest
                                 Average          Earned/            Yield/          Average              Earned/           Yield
                                 Balance             Paid              Rate          Balance                 Paid            Rate
                             -------------     -------------     -----------      -------------       -------------    -----------
ASSETS
Interest Earning Assets:
Loans Receivable             $ 164,035,000     $   9,387,141            7.63%     $ 144,966,000       $   8,606,775           7.92%
Securities                      51,468,000         2,328,806            6.03         50,547,000           2,360,034           6.23
Federal Funds Sold                 330,000            11,811            4.77          3,684,000             153,357           5.55
                             -------------     -------------                      -------------       -------------
Total interest earning
assets                         215,833,000        11,727,758            7.24        199,197,000          11,120,166           7.44
                             -------------     -------------                      -------------       -------------
Allowance for loan
losses                          (1,054,000)                                          (1,000,000)
Cash & due from banks            5,943,000                                            4,833,000
Bank premises and                2,539,000                                            2,076,000
equipment

Net unrealized loss
on securities                      (49,000)                                            (154,000)
Other Assets                     3,586,000                                            2,777,000
                             -------------                                        -------------
Total Average Assets         $ 226,798,000                                        $ 207,729,000
                             =============                                        =============
LIABILITIES AND
SHAREHOLDERS'
EQUITY
Interest Bearing
Liabilities:
NOW/Money market
deposits                     $  68,818,000     $   1,261,565            2.44%     $  64,074,000       $   1,214,012           2.53%
Savings deposits                10,780,000           197,355            2.44          9,227,000             169,149           2.44
Time deposits                   80,418,000         2,982,810            4.95         88,639,000           3,738,090           5.62
Borrowed Funds                  19,280,000           779,109            5.39          4,779,000             202,286           5.64
                             -------------     -------------                      -------------       -------------
Total interest bearing
liabilities                    179,296,000         5,220,839            3.88        166,719,000           5,323,537           4.26
Demand deposits                 32,142,000                                           26,698,000
Other liabilities                  814,000                                              642,000
Shareholders' Equity            14,546,000                                           13,670,000
                             -------------                                        -------------
Total Liabilities and
Equity                       $ 226,798,000                                        $ 207,729,000
                             =============                                        =============
Net Interest Income                            $   6,506,919                                          $   5,796,629
                                               =============     -----------                          =============    -----------
Net interest spread                                                     3.36%                                                 3.18%
                                                                 -----------                                           -----------
Net interest margin                                                     4.02%                                                 3.88%
                                                                 ===========                                           ===========

     Calendar year 1998 as compared to Calendar year 1997.

     Net interest and dividend income increased 7.87% or $567,131 to $7,769,962 for the year ended December 31, 1998 from $7,202,831 in 1997. The positive effect of the increased level of earning assets exceeded the negative effect of the higher level of interest bearing liabilities during the year. During 1998, average earning assets increased 8.26%. However, the yield on earning assets decreased by 10 basis points due to increased rate competition for loans as well as a lower interest rate environment. Conversely, costs to fund earning assets declined only slightly, with the effect of the lower interest rate environment being partially offset by intense rate competition for deposits. The interest paid on time certificates of deposit in denominations of $100,000 or more increased 13.3 % to $678,964 at December 31, 1998 compared to $599,112 at December 31, 1997. The reason for this increase can be attributed to higher average levels of these certificate of deposits during the calendar year. Interest expense on Federal Home Loan Bank Advances increased to $282,153 from $96,553 at calendar year end 1998 compared to 1997. This increase can be attributed to higher daily borrowing levels to fund earning assets throughout the year. Other interest income increased to $170,911 for the year end December 31, 1998 from $50,078 in 1997. This increase can be attributed to higher average balances on federal funds sold. The net interest margin was 3.89% in 1998, compared to 3.91% in 1997. On a fully taxable equivalent basis, net interest income increased $567,951, or 7.85%, in 1998, as shown below:

                                           1998                  1997
                                       ------------         ------------
      Interest income                  $ 14,884,143         $ 13,921,944
      Tax-equivalent adjustment              29,486               28,666
      Interest expense                   (7,114,181)          (6,719,113)
                                       ------------         ------------
      Net interest income              $  7,799,448         $  7,231,497
                                       ============         ============

     The following table presents the Company's average balance sheets (computed on a daily basis), net interest income and interest rates for the years ended December 31, 1998 and 1997. Average loans outstanding include nonaccruing loans. Interest income is presented on a tax- equivalent basis which reflects a federal tax rate of 34% for all periods presented.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

                                                   1998                                                 1997
                               -------------------------------------------------------------------------------------------------
                                                 Interest                          Interest
                                  Average         Earned/          Yield/           Average          Earned/            Yield
                                  Balance            Paid            Rate           Balance             Paid             Rate
                               -------------    -----------     -----------     -------------      -------------     -----------
ASSETS
Interest Earning Assets:
Loans Receivable               $ 146,306,000    $11,589,427            7.92%    $ 135,803,000      $  10,845,231            7.99%
Securities                        50,918,000      3,153,235            6.19        48,319,000          3,055,229            6.32
Federal Funds Sold                 3,122,000        170,968            5.48           932,000             50,151            5.38
                               -------------    -----------                     -------------      -------------
Total interest earning
assets                           200,346,000     14,913,630            7.44       185,054,000         13,950,611            7.54
                               -------------    -----------                     -------------      -------------
Allowance for loan
losses                            (1,012,000)                                        (957,000)

Cash & due from banks              4,795,000                                        4,547,000

Bank premises and                  2,086,000                                        2,168,000
equipment

Net unrealized
loss on securities                  (148,000)                                        (151,000)

Other Assets                       2,853,000                                        2,449,000
                               -------------                                    -------------
Total Average Assets           $ 208,920,000                                    $ 193,110,000
                               =============                                    =============
LIABILITIES AND
SHAREHOLDERS'
EQUITY

Interest Bearing
Liabilities

NOW/Money market
deposits                       $  63,701,000    $ 1,616,309            2.54%       60,475,000      $   1,498,007            2.48%

Savings deposits                   9,277,000        227,469            2.45         8,760,000            214,584            2.45

Time deposits                     89,059,000      4,988,250            5.60        85,487,000          4,908,333            5.74

Borrowed Funds                     5,020,000        282,153            5.62         1,640,000             98,189            5.99
                               -------------    -----------                     -------------      -------------
Total interest bearing
liabilities                      167,057,000      7,114,181            4.26       156,362,000          6,719,113            4.30

Demand deposits                   27,504,000                                       23,499,000


Other liabilities                    698,000                                          506,000

Shareholders' Equity              13,661,000                                       12,743,000
                               -------------                                    -------------

Total Liabilities and
Equity                         $ 208,920,000                                    $ 193,110,000
                               =============                                    =============
Net Interest Income                            $   7,799,449                                       $   7,231,498
                                               =============    -----------                        =============     -----------
Net interest spread                                                    3.18%                                                3.24%
                                                                ===========                                          ===========
Net interest margin                                                    3.89%                                                3.91%
                                                                ===========                                          ===========

Rate/Volume Analysis

     The following table, which is presented on a tax-equivalent basis, reflects the changes for the nine months ended September 30, 1999 when compared to the nine months ended September 30, 1998 in net interest income arising from changes in interest rates and from asset and liability volume, including mix. The change in interest attributable to both rate and volume has been allocated to the changes in the rate and the volume on a pro rata basis.

                                            9/30/99 Compared to 9/30/98
                                            ---------------------------
                                             Increase (Decrease) Due to
                                             --------------------------

                                        Volume           Rate           Total
                                      -----------    -----------    -----------
Interest earned on:
Loans                                 $ 1,100,061    ($  319,695)   $   780,366
Investment Securities                      42,509        (73,737)       (31,228)
Other Interest Income                    (122,655)       (18,891)      (141,546)
                                      -----------    -----------    -----------
Total interest earning assets           1,019,915       (412,323)       607,592
                                      -----------    -----------    -----------

Interest paid on:
Deposits                                  (60,186)      (619,335)      (679,521)
Borrowed money                            586,398         (9,575)       576,823
                                      -----------    -----------    -----------
Total interest bearing liabilities        526,212       (628,910)      (102,698)
                                      -----------    -----------    -----------

Increase in net
interest income                       $   493,703    $   216,587    $   710,290
                                      ===========    ===========    ===========

     The following table, which is presented on a tax-equivalent basis, reflects the changes for the year ended December 31, 1998 in net interest income arising from changes in interest rates and from asset and liability volume, including mix. The change in interest attributable to both rate and volume has been allocated to the changes in the rate and the volume on a pro rata basis.

                                                 1998 Compared to 1997
                                              Increase (Decrease) Due to

                                         Volume         Rate           Total
                                       ----------    ----------     ----------
Interest earned on:
Loans                                  $  832,624    ($  88,428)    $  744,196
Investment Securities                     161,887       (63,881)        98,006
Other Interest Income                     119,914           903        120,817
                                       ----------    ----------     ----------
Total interest earning assets           1,114,425      (151,406)       963,019
                                       ----------    ----------     ----------

Interest paid on:
Deposits                                  309,516       (98,413)      (211,103)
Borrowed money                            190,333        (6,368)       183,965
                                       ----------    ----------     ----------
Total interest bearing liabilities        499,849      (104,781)       395,068
                                       ----------    ----------     ----------

Increase in net interest income
                                       $  614,576    (  $46,625)    $  567,951
                                       ==========    ==========     ==========

     Of the $567,951 increase in the net interest income, a decrease of $46,625 resulted from decreases in interest rates earned or paid during 1998 and an increase of $614,576 is attributed to increases in the volume of average interest earning assets and interest bearing liabilities.

     Noninterest Income

     Nine months ended September 30, 1999 as compared to nine months ended September 30, 1998.

     Noninterest income for the nine months ended September 30, 1999 totaled $1,059,757 which is a decrease of $27,127 from $1,086,884 September 30, 1998.
The decrease in noninterest income can be attributed to the fact that there were securities gains on sales of securities of $143,640 in 1998, while there were no securities gains in 1999. Partially off-setting the decrease in these gains, was an increase in trust income of $48,744 resulting from expansion of the Bank's trust services, as well as an increase in commissions from the sale of mutual funds of $61,588.

     Calendar year 1998 compared to Calendar year 1997.

     Noninterest income for 1998 totaled $1,409,302 an increase of $71,267 or 5.33% from $1,338,035 for the year ended December 31, 1997. This increase can be attributed to gains on the sales of available for sale securities effectuated in 1998. The gains on the sale of available for sale securities increased $109,272 to $143,640 as compared to $34,368 in 1997. The gains were the result of management's realignment of the investment portfolio to take advantage of the rate environment and risk tolerances.

     Other noninterest income decreased from the 1997 total of $210,180 to $163,416 in 1998. This $46,764 or 22.2% decline was due to the gain on the disposal of a loan during 1997 totaling $55,438. No similar gains occurred in 1998.

Noninterest Expense

     Nine months ended September 30, 1999 as compared to nine months ended September 30 1998.

     For the nine months ended September 30, 1999 noninterest expense totaled $5,457,589, an increase of $759,876 or 16.18% from $4,697,713 for the nine months ended September 30, 1998. The increase can be attributed to annual salary adjustments and advertising costs associated with hiring additional personnel required to support loan growth. Additionally, the Bank experienced increases in consulting and legal fees and increases in costs associated with computer services to support new products and services offered by the Bank. The increase in other noninterest expenses was caused by insignificant increases in numerous expenses due to the growth of the Bank.

     1998 compared to 1997.

     Noninterest expense increased $674,665, or 11.48% from $5,875,583 in December 31, 1997. The increase was primarily the result of increased technology costs. During 1998, the Bank converted to a statement imaging system, upgraded its ATM card to a debit card, installed telephone banking and transitioned to a new client/server core banking system. Additionally, salary and benefit costs increased due to increases to lending and non-deposit investment products personnel. Other noninterest expenses increased primarily due to costs incurred by the Company in connection with its repurchase of Common Stock from officers upon their exercise of stock options.

Non-accrual, Past Due and Restructured Loans and Other Real Estate Owned

     The Bank's non-accrual loans, other real estate owned and loans past due in excess of ninety days and accruing interest at September 30, 1999 and December 31, 1994 through 1998 are presented below. All restructured loans are included in these loan amounts.

                                                                 December 31,
                                       ------------------------------------------------------------------
                        September 30,
                            1999          1998           1997          1996          1995          1994
                        -------------  ----------    ----------    ----------    ----------    ----------

Nonaccrual loans         $1,248,510    $1,168,159    $1,325,896    $2,034,409    $2,606,068    $1,906,034

Other real estate
owned                            --            --        60,000        60,000            --            --
                         ----------    ----------    ----------    ----------    ----------    ----------
Total non-
performing
assets                   $1,248,510    $1,168,159    $1,385,896    $2,094,409    $2,606,068    $1,906,034
                         ==========    ==========    ==========    ==========    ==========    ==========
Loans past due in
excess of ninety days
and accruing interest    $   40,926    $   14,239    $      454    $  117,631    $    4,547    $    2,050
                         ==========    ==========    ==========    ==========    ==========    ==========

     The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, or when, in the judgment of management, collectibility of the loan or loan interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payment is received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued when the value of the loan's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan and the loan is in the process of collection. A non-accrual loan is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reduction of interest rates or deferral of interest or principal payments, due to the borrower's financial condition. OREO is comprised of properties acquired through foreclosure proceedings and acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value through a direct charge against the allowance for loan losses, which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.

     Had the non-accrual loans performed in accordance with their original terms, gross interest income for the nine months ended September 30, 1999 would have increased by approximately $66,000 compared to approximately $64,000 for the nine months ended September 30, 1998 and gross interest income for the year ended 1998 would have increased by approximately $88,000 compared to an increase of approximately $119,000 for the year ended 1997.

     The Bank utilizes a loan review and rating process which classifies loans according to the Bank's uniform classification system in order to identify potential problem loans at an early stage, alleviate weaknesses in the Bank's lending policies, oversee the individual loan rating system and ensure compliance with the Bank's underwriting, documentation, compliance and administrative policies. Loans included in this process are considered by Management as being in need of special attention because of some deficiency related to the credit or documentation, but which are still considered collectable and performing. Such attention is intended to act as preventative measures and thereby avoid more serious problems in the future.

     The Bank considers all non-accrual loans, other loans past due 90 days or more and restructured loans to be impaired. A loan is considered impaired when it is probable that the creditor will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, impairments is measured using (1) the present value of expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan or (3) the fair value of the collateral of a collateral-dependent loan. When a loan has been deemed to have an impairment, a valuation allowance is established for the amount of impairment.

     The Bank makes provisions for loan losses on a quarterly basis as determined by a continuing assessment of the adequacy of the allowance for loan losses. The Bank performs an ongoing review of loans in accordance with an individual loan rating system to determine the required allowance for loan losses at any given date. The review of loans is performed to estimate potential exposure to losses. Management's judgment in determining the adequacy of the allowance is based on an evaluation of the known and inherent risk characteristics and size of the loan portfolios, the assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan loss experience, review of regulatory authority examination reports and evaluations of impaired loans, and other relevant factors. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. Any subsequent recoveries are credited to the allowance for loan losses when received. In connection with the determination of the allowance for loan losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties, when considered necessary.

     The following table summarizes the Bank's OREO, past due and non-accrual loans, and non-performing assets as of September 30, 1999 and December 31, 1998, 1997 and 1996.

                                                     September 30,                      December 31,
                                                     -------------     -------------------------------------------------
                                                           1999             1998             1997               1996
                                                     -------------     -------------     -------------     -------------
Nonaccrual loans                                     $   1,248,510     $   1,168,159     $   1,325,896     $   2,034,409

Other real estate owned                                         --                --            60,000            60,000
                                                     -------------     -------------     -------------     -------------
Total non-performing assets                          $   1,248,510     $   1,168,159     $   1,385,896     $   2,094,409
                                                     =============     =============     =============     =============

Loans past due in excess of ninety days and
accruing interest                                    $      40,926     $      14,239     $         454     $     117,631
                                                     =============     =============     =============     =============

Ratio of non-performing assets to total loans
and OREO                                                       .71%              .77%              .98%             1.62%

Ratio of non-performing assets and loans past
due in excess of ninety days accruing interest to
total loans and OREO                                           .73%              .78%              .98%             1.72%

Ratio of allowance for loan losses to total loans              .62%              .67%              .68%              .77%

Ratio of allowance for loan losses to non-
performing assets and loans in excess of ninety
days past due and accruing interest                          85.36%            85.75%            70.03%            45.13%

Ratio of non-performing assets and loans in
excess of ninety days to past due and accruing
interest to total shareholders' equity                        8.69%             8.26%            10.29%            18.01%

     Total non-performing assets increased by $80,351, or 6.8%, to $1,248,510 at September 30, 1999 from $1,168,159 at December 31, 1998. In 1998, total non-performing assets decreased to $1,168,159 or 16% from $1,385,896 at December 31, 1997. At September 30, 1999, loans past due in excess of ninety days and accruing interest increased by $26,687 to $40,926 compared to balances of $14,239 and $454 respectively, at December 31, 1998 and 1997. The increase in total non- performing assets in the first nine months of 1999 resulted from increases in non-performing real estate and installment loans.

     Total non-performing assets represented .7% of total loans and other real estate owned at September 30, 1999, as compared to .7% and 1% respectively, at December 31, 1998 and 1997. Improvement in this ratio is the result of reductions in non-performing assets and the increase in total loans. While the allowance for loan losses decreased to .6% of total loans at September 30, 1999 from .7% for the year ended December 31, 1998, the allowance for loan losses provided coverage for 88.2% of non-accrual loans at September 30, 1999, as compared to 86.8% and 73.2%, respectively, at December 31, 1998 and 1997.

Potential Problem Loans

     As of September 30, 1999, there were no potential problem loans not disclosed above which cause management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms.

Allowance for Loan Losses

     The following table summarizes the activity in the allowance for loan losses for the nine months ended September 30, 1999 and for the years ended December 31, 1994 through 1998. The allowance is maintained at a level consistent with identified loss potential and the perceived risk in the portfolio.

                                           (Dollar Amounts in Thousands)

                                     September 30,                           December 31,
                                     -------------   ----------------------------------------------------------
                                         1999         1998         1997         1996         1995         1994
                                        ------       ------       ------       ------       ------       ------
Balance, at beginning of period         $1,014       $  971       $  998       $  959       $  873       $1,066
Loans charged-off:

  Commercial and financial                  --            7            5            9           26            7
  Real estate                               --           68          121          140           --          202
  Installment loans to individuals           6           22           30           14            8           16
                                        ------       ------       ------       ------       ------       ------
                                             6           97          156          163           34          225
                                        ------       ------       ------       ------       ------       ------
Recoveries on loans charged-off:

  Commercial and financial                  --            2            1            6            3           23
  Real estate                               --           --           21           86            2           --
  Installment loans to individuals           3           18            7           10           15            9
                                        ------       ------       ------       ------       ------       ------
                                             3           20           29          102           20           32
                                        ------       ------       ------       ------       ------       ------
Net loans charged-off                        3           77          127           61           14          193
                                        ------       ------       ------       ------       ------       ------
Provisions charged to operations            90          120          100          100          100           --
                                        ------       ------       ------       ------       ------       ------
Balance, at end of period               $1,101       $1,014       $  971       $  998       $  959       $  873
                                        ======       ======       ======       ======       ======       ======
Ratio of net charge-offs during
the period to
   average loans outstanding
during the period                           --          .05%         .09%         .05%         .01%         .19%
                                        ------       ------       ------       ------       ------       ------
Ratio of allowance for loan
losses to total loans                      .62%         .67%         .68%         .77%         .84%         .80%
                                        ======       ======       ======       ======       ======       ======

The following table reflects the allowance for loan losses as of September 30, 1999 and December 31, 1998, 1997, 1996, 1995 and 1994

                           Analysis of Allowance for
                       Loan Losses (Amounts in thousands)

                          As of September 30,                            As of December 31,
 Loans by Type                 1999                            1998                           1997
---------------------------------------------------------------------------------------------------------------
                                     Percentage                     Percentage                      Percentage
                  Allocation of     of Loans in  Allocation of     of Loans in  Allocation  of     of Loans in
                  Allowance for   Each Category  Allowance for   Each Category   Allowance for   Each Category
                    Loan Losses  in Total Loans    Loan Losses  to Total Loans     Loan Losses  to Total Loans



Commercial &
Financial           $   17            3.89%         $    8            3.15%         $   10             4.00%
Real Estate:
   Construction         --            3.86%             --            3.75%             --             1.57%
   Residential          15           64.29%             --           74.04%             --            74.37%
   Commercial           98           10.88%            137           10.86%            151            12.21%
Installment              4           17.03%             --            8.14%             --             7.80%
Other                   --            0.05%             --            0.06%             --             0.05%
Unallocated            967              --             869              --             810               --
                    -------------------------------------------------------------------------------------------
Total               $1,101          100.00%         $1,014          100.00%         $  971           100.00%
                    ===========================================================================================


                                                     As of December 31,
 Loans by Type                   1996                       1995                    1994
--------------------------------------------------------------------------------------------------
                                    Percentage                 Percentage               Percentage
                   Allocation  of  of Loans in    Allocation  of Loans in  Allocation  of Loans in
                    Allowance for         Each            of         Each          of         Each
                      Loan Losses     Category     Allowance     Category   Allowance     Category
                                      to Total           for     to Total         for     to Total
                                         Loans   Loan Losses        Loans        Loan        Loans
                                                                               Losses
Commercial &
Financial                   --          3.90%         --            4.44%          --        4.05%
Real Estate:
   Construction             --          3.20%         --            1.92%          --        1.92%
   Residential              65         74.31%         --           77.12%          --       77.23%
   Commercial              245         11.54%         94           10.20%          --       12.16%
Installment                 --          6.89%         --            6.11%           5        4.62%
Other                       --          0.16%         --            0.21%          --        0.02%
Unallocated                688            --         865              --          868          --
                  --------------------------------------------------------------------------------
Total                   $  998        100.00%     $  959          100.00%      $  873      100.00%
                  ================================================================================

LIQUIDITY

     Management's objective is to ensure continuous ability to meet cash needs as they arise. Such needs may occur from time to time as a result of fluctuations in loan demand and the level of total deposits. Accordingly, the Bank has a liquidity policy that provides flexibility to meet cash needs. The liquidity objective is achieved through the maintenance of readily marketable investment securities as well as a balanced flow of asset maturities and prudent pricing on loan and deposit products. Management believes that the liquidity is adequate to meet the Company's future needs.

     The Bank is a member of the Federal Home Loan Bank System which provides credit to its member banks. This enhances the liquidity position of the Bank by providing a source of available overnight as well as short-term borrowings. Additionally, federal funds and the sale of mortgage loans in the secondary market are available to fund short term cash needs.

SHORT-TERM BORROWINGS

     The following information relates to the Bank's short-term borrowings for the nine months ended September 30, 1999:

             Balance at September 30, 1999            $28,964,000
             Maximum Month-End Borrowings             $28,964,000
             Average Balance                          $14,278,000
             Average Rate                                    5.35%

CAPITAL

     At September 30, 1999, total shareholders' equity was $14,840,279 compared to $14,481,925 at September 30, 1998. Total shareholders' equity was $14,311,376 at December 31, 1998, an increase of $843,810 from $13,467,566 at December 31, 1997. From a regulatory perspective, the Company's and the Bank's capital ratios place each entity in the well-capitalized categories under applicable regulations. The various capital ratios of the Company and the Bank are as follows as of September 30, 1999 and December 31, 1998.

                             Minimum
                           Regulatory
                          Capital Level     The Company       The Bank
                          -------------     -----------       --------
Tier 1
leverage
capital ratio                   4%             6.27%            6.27%

Tier 1
risk-based
capital ratio                   4%            10.37%           10.36%

Total risk-based
capital ratio                   8%            11.12%           11.10%

INCOME TAXES

     Income tax expense for 1998 was $972,717 compared to income tax expense of $1,009,249 in 1997. This decrease can be attributed to a decrease in taxable income. The income tax expense for the nine months ended September 30, 1999 totaled $641,219 in comparison to $805,600 in 1998. The 1999 provision for income taxes incorporates an investment tax credit related to the renovation of the building housing the executive offices thereby decreasing income tax expense for the year.

IMPACT OF INFLATION AND CHANGING PRICES

     The Consolidated Financial Statements and related notes thereto presented elsewhere herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative value of money over time due to inflation. Unlike many industrial companies, most of the assets and virtually all of the liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

DISCLOSURES RELATING TO THE YEAR 2000

     The "Year 2000 issue" ("Y2K") relates to a wide array of potential computer issues which may arise from the inability of computer hardware and software to properly process date-sensitive data relating to the Year 2000, years thereafter and certain dates in the Year 1999.

The State of the Bank's Readiness

     A Bank wide Y2K compliance program has been implemented to determine Y2K issues and define a plan to ensure Y2K compliance. The compliance program is segmented by phases; awareness, inventory, assessment, renovation, validation, implementation and post-implementation. In 1997, a Y2K committee was formed which is comprised of the senior management of the Bank. This committee currently briefs the Board of Directors monthly on the progress of the Y2K effort. The compliance program as it relates to awareness, inventory, assessment, renovation, validation and implementation is essentially complete regarding mission critical systems as well as all other pertinent systems.

     The awareness phase involved the dissemination of Y2K information bank-wide and the establishment of a multi-disciplined team to plan and develop a strategy to coordinate all aspects of the problem. The inventory phase involved listing each piece of hardware, software and any other products used by the Bank that contain embedded microchips. The assessment phase involved analyzing the results of the inventory phase and determining the most cost-effective solutions. The renovation phase involved correcting or replacing all known deficiencies in our products or systems. The validation phase tested the new or upgraded systems and the implementation certified the systems as Y2K ready.

The Risks of the Bank's Y2K Issues

     Failure to resolve a material Y2K problem could result in the interruption in, or failure of, certain business activities or Bank operations. From a customer's perspective, a Y2K problem could affect a borrower's ability to repay a loan if their employer or business was impacted. To raise customers' level of awareness regarding this issue, the Bank has completed all aspects of its customer awareness plan which included quarterly mailings and have educated customers through information provided by Bank staff.

     From a liquidity perspective, the Bank is exposed to a withdrawal crisis if significant funds are withdrawn by worried consumers. The Bank developed a contingency plan to ensure that adequate funds are available from multiple sources.

     The Bank is subject to examination by the OCC which is actively reviewing the adequacy of banks' compliance efforts with regulatory guidelines. If the Bank fails to adequately satisfy regulatory requirements, it may be subject to formal or informal regulatory enforcement actions. Management does not consider this to be a probable outcome given the Bank's current state of preparation for Y2K.

The Costs to Address the Bank's Y2K Issues

     Any costs to modify computer systems to solely correct Y2K problems are expensed when incurred. The 1998 Y2K expenses amounted to approximately $16,500 and the 1999 expenses in this regard are estimated to be $42,500.

The Bank's Contingency Plan

     As part of its contingency planning, the Bank has developed a Y2K business resumption plan which supplements its Disaster Recovery Policy. In the event of a loss of power, heat or telephone service, the Bank plans to re-deploy employee resources, as necessary, to help ensure manual completion of critical operational functions. The Bank has tested the business resumption plan.

     The Bank has developed contingency plans for its mission critical systems and will continue to refine these plans. However, there can be no assurance that the Bank's efforts in this regard will be sufficient to avoid unforeseen business interruptions or other problems caused by Y2K issues.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company is not the owner or lessee of any properties. The properties described below are properties owned or leased by the Bank.

     The Bank's main office is located at 13 North Street, Litchfield, Connecticut. In addition to the Bank's main office in Litchfield, the Bank has branches in Marble Dale, Washington Depot, Goshen, Roxbury and Torrington, Connecticut.

     During the year ended December 31, 1998, the net rental expenses paid by the Bank for all of its office properties was approximately $77,000. All properties are considered to be in good condition and adequate for the purposes for which they are used. The following table outlines all owned or leased property of the Bank, but does not include Other Real Estate Owned.

                                             Owned/                Lease
Location              Address                Leased                Expiration
--------              -------                ------                ----------

Main Office         13 North Street          Owned since 1816
                    Litchfield, CT

Marble Dale         Route 202                Leased                 2000
                    Marble Dale, CT

Washington Depot    Bryan Plaza              Owned since 1959
                    Washington Depot, CT

Goshen              Routes 4 & 63            Owned since 1989
                    Goshen, CT

Roxbury             Route 67                 Lease                  2004 with
                    Roxbury, CT                                     one 5 year
                                                                    extension

Torrington          990 Torringford Street   Leased                 2001 with
                    Torrington, CT                                  two 5 year
                                                                    extensions

Trust Department    40 West Street           Owned since 1996
                    Old Borough Firehouse
                    Litchfield, CT

Accounting          15 Meadow Street         Leased                 Month to
Department          Litchfield, CT                                  month
                                                                    Lease

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (A)  Principal Shareholders

     The following table includes certain information as of December 30, 1999 regarding the principal shareholders (the "Principal Shareholders") of the Company. With the exception of the Principal Shareholders listed below, the Company is not aware of any beneficial owner of five percent (5%) or more of the Company's Common Stock.

                                                              Percent of
Name and Address                Number of Shares              Outstanding
of Beneficial Owner             Beneficially Owned (1)        Common Stock
-------------------             ----------------------        ------------

Donald K. Peck                     111,144(2)                   7.48%
Litchfield, CT

William J. Sweetman                 81,367(3),(4)               5.46%
Litchfield, CT

----------
     (1) The definition of beneficial owner includes any person who, directly or indirectly, through any contract, agreement or understanding, relationship or otherwise has or shares voting power or investment power with respect to such security.

     (2) Includes shares owned by, or as to which voting power is shared with spouse.

     (3) Includes options to purchase 4,232 additional shares of the Company's Common Stock.

     (4) Includes 11,956 shares owned by an estate as to which individual has voting power as fiduciary of said estate.


     (B)  Security Ownership of Directors And Executive Officers

     The following table sets forth the number and percentage of Common Stock beneficially owned by each Director of the Company and the Bank and by all the Company's and the Bank's Directors and Executive Officers as a group at December 30, 1999. Unless indicated otherwise in a footnote, the Directors and Executive Officers possess sole voting and investment power with respect to all shares shown.

                             Common Shares
Name Of                      Beneficially Owned
Beneficial Owner             At December 30, 1999 (1)       Percent of Class
----------------             ------------------------       ----------------

Clayton L. Blick                  11,545(2)                      .77%

Ernest W. Clock                   22,822(2)(3)                  1.53%

John H. Field                      7,010(2)                      .47%

Bernice D. Fuessenich              9,060(2)                      .61%

Perley H. Grimes, Jr              16,765(2)                     1.12%

Thomas A. Kendall                     52                        .003%

George M. Madsen                  13,304(2)                      .89%

Charles E. Orr                    12,053(2)                      .81%

William J. Sweetman               81,367(2)(4)                  5.46%

H. Ray Underwood                     110                        .007%

Patricia D. Werner                 3,298(5)                      .22%

Jerome J. Whalen                  57,602(3)(6)                  3.74%

Carroll A. Pereira                14,233(3)(7)                   .95%

Philip G. Samponaro               17,980(8)                     1.20%

Revere H. Ferris                  26,287(9)                     1.76%

All Directors and Executive
Officers as a group
(15 persons)                     293,488                       19.54%

     (1) The definition of beneficial owner includes any person who, directly or indirectly, through any contract, agreement or understanding, relationship or otherwise has or shares voting power or investment power with respect to such security.

     (2)  Includes options to purchase 4,232 shares of common stock.

     (3) Includes shares owned by, or as to which voting power is shared with, spouse, children or controlled business.

     (4) Includes 11,956 shares owned by an estate as to which individual has voting power as fiduciary of said estate.

     (5)  Includes options to purchase 2,948 shares of common stock.

     (6) Includes options to purchase 56,578 shares of common stock exercisable within 60 days.

     (7) Includes options to purchase 14,042 shares of common stock exercisable within 60 days.

     (8) Includes options to purchase 17,237 shares of common stock exercisable within 60 days.

     (9) Includes options to purchase 7,354 shares of common stock exercisable within 60 days. In addition, the total for Mr. Ferris includes 7,062 shares of common stock held in trusts for which Mr. Ferris serves as trustee.

     ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth information concerning the Directors and Executive Officers of the Company. Unless otherwise indicated, each person has held the same or a comparable position with his present employer for the last five years. The Directors of the Company are elected for a term of three years with approximately one-third of the Directors elected in any one year. The Directors of the Bank and the officers of the Bank and the Company are all elected for terms of one year.

                             Position Held with               Expiration Date
Name and Age                 the Company                      of Current Term
------------                 ------------------               ---------------

Clayton L.                   Director of the Company              2002
Blick                        since 1988 and of the
(82)                         Bank since 1953 (1)

Ernest W.                    Chairman of the Board of             2001
Clock                        Directors; Director of the
(75)                         Company since 1988 and of
                             the Bank since 1973 (2)

John H.                      Director of the Company              2000
Field                        and the Bank since 1990 (3)
(74)

Bernice D.                   Director of the Company              2002
Fuessenich                   since 1988 and of the
(81)                         Bank since 1978 (4)

Perley H.                    Director of the Company              2000
Grimes, Jr.                  since 1988 and of the
(55)                         Bank since 1984 (5)

Thomas A.                    Director of the Company              2000
Kendall                      and of the Bank since 1999 (6)
(44)

George M.                    Director of the Company              2001
Madsen                       and the Bank since 1988 (7)
(65)

                             Position Held with               Expiration Date
Name and Age                 the Company                      of Current Term
------------                 ------------------               ---------------

Charles E.                   Director of the Company               2000
Orr                          since 1988 and of the
(64)                         Bank since 1981 (8)

William J.                   Director of the Company               2001
Sweetman                     and the Bank since 1990 (9)
(53)

H. Ray                       Director of the Company               2002
Underwood                    and of the
(46)                         Bank since 1998 (10)

Patricia D.                  Director of the Company               2001
Werner                       and the Bank since 1996 (11)
(53)

Jerome J.                    President, Chief Executive Officer    2002
Whalen                       and Director of the Company
(57)                         and of the Bank since 1990 (12)

Carroll A.                   Senior Vice President and Chief        N/A
Pereira                      Financial Officer of the Bank and
(44)                         Treasurer of the Company since 1984

Philip G.                    Senior Vice President, Chief           N/A
Samponaro                    Administrator, Cashier and
(58)                         Secretary of the Bank since 1976

Revere H.                    Senior Vice President and              N/A
Ferris                       Senior Loan Officer of the Bank
(58)                         since 1997 (13)

John S. Newton               Senior Vice President and              N/A
(61)                         Trust Officer of the Bank
                             since 1999 (14)

----------
     (1)  Mr. Blick is a Partner in the Law Firm of Cramer & Anderson.

     (2)  Mr. Clock is Chairman of the Board of F. North Clark Insurance Agency.

     (3) Mr. Field is retired. He served as Executive Vice President of Union Carbide Corporation until December 1986.

     (4)  Ms. Fuessenich is a realtor and an owner of the Fuessenich Agency.

     (5)  Mr. Grimes is a Partner in the Law Firm of Cramer & Anderson.

     (6)  Mr. Kendall is a self employed investor.

     (7) Mr. Madsen is retired. He formally served as President of Roxbury Associates, Inc.

     (8)  Mr. Orr is President of New Milford Volkswagen, Inc.

     (9)  Mr. Sweetman is the President and owner of Dwan & Co., Inc.

     (10) Mr. Underwood is Secretary and Treasurer of Underwood Services, Inc.

     (11) Ms. Werner is the head of the Washington Montessori Association, Inc.

     (12) Mr. Whalen has served as the President of the Company and the Bank since March 1, 1990.

     (13) Mr. Ferris has served as Senior Vice President and Senior Loan Officer of the Bank since 1997. Mr. Ferris served as a Vice President and Loan Officer from January, 1997 through December, 1997 and served as Assistant Vice President and Loan Officer from January, 1996 through December, 1996. From 1994 through December, 1995, Mr. Ferris was self employed as a financial consultant.

     (14) Mr. Newton has served as Senior Vice President and Trust Officer of the Bank since April, 1999. Prior to joining the Bank, Mr. Newton served as Vice President and Senior Trust Officer of The Bank of Western Massachusetts from October, 1995 to April, 1999. Prior to joining The Bank of Western Massachusetts, Mr. Newton served as Vice President and Senior Account Executive for Fidelity Management Trust Company from February, 1994 to May, 1995.

     There are no arrangements or understandings between any of the Directors or any other persons pursuant to which any of the above Directors have been selected as Directors.

     ITEM 6. EXECUTIVE COMPENSATION

     The following table provides certain information regarding the compensation paid by the Company and the Bank to certain Executive Officers of the Company and the Bank for services rendered in all capacities during the fiscal years ended December 31, 1999, 1998 and 1997. Other than the Named Executive Officers set forth below (the "Named Executive Officers") Ms. Pereira (whose compensation exceeded $100,000 for the 1998 calendar year) and Mr. Whalen, no other individual employed by the Company and/or the Bank received aggregate compensation of $100,000 or more during the fiscal year ended December 31, 1999, 1998 and 1997.

                                                                                Summary Compensation Table
                                                                        --------------------------------------
                                                                                  Long Term Compensation
------------------------------------------------------------------------------------------------------------------------------------
              Annual Compensation                                         Awards                         Payouts

Annual                                                                    Restricted
Name and Principal                                             Other      Stock            Options/
Compensation                                                   Annual     Awards           SARs         LTIP       All Other
  Position             Year       Salary($)(1)(2)   Bonus($) Compensation ($)              (#)         Payout($)  Compensation ($)
------------------------------------------------------------------------------------------------------------------------------------
Jerome J. Whalen       1999       $186,454             $        $                         $5,576(3)                    $460(4)
President and Chief    1998       $162,564                                                 5,576(3)                    $422(4)
Executive Officer      1997       $152,268                                                 5,320(3)                    $383(4)

Carroll A. Pereira     1999        $96,472                                                 3,677(3)
Treasurer              1998        $79,737                                                 3,677(3)                 $32,560(5)
                       1997        $78,137                                                 3,344(3)

----------
     (1) The Company furnishes the Named Executive Officers with certain non-cash compensation and other personal benefits aggregating less than 10% of their cash compensation.

     (2) All employees of the Bank, including the above officers, are eligible after 1 year of service to participate in the Bank's 401k deferred compensation plan. The Bank's contribution of up to 75% of the first 4% of each employee's voluntary salary reduction contributed to the 401k plan becomes immediately vested. The Officer's compensation above is without deduction for their 401k contribution and is exclusive of the Bank's matching contribution.

     (3) Options granted pursuant to the 1994 Stock Option Plan for officers and outside directors. The numbers of options have been adjusted to reflect stock splits and dividends. (See "1994 Stock Option Plan for Officers and Outside Directors").

     (4) Amount reflects the Named Executive Officer's taxable benefit portion of the Split Dollar Life Insurance policy for the benefit of the Named Executive Officer pursuant to the 1994 Supplemental Employee Retirement Plan Agreement. (See "1994 Supplemental Employee Retirement Plan for Mr. Whalen").

     (5) This can be attributed to the exercise of stock options by the Named Executive Officer.

OPTION/SAR Grants in Last Fiscal Year

     The following table contains information regarding options granted to the Named Executive Officers of the Company during 1999. All shares purchased upon the exercise of any option must be paid in full at the time of purchase. The number of options granted and the per share exercise prices have been adjusted to reflect stock splits and dividends.

                                    Individual Grants
--------------------------------------------------------------------------------
                             Number of      Percent of
                            Securities   Total/Options
                            Underlying    SARs Granted  Exercise or
                          Options/SARs    to Employees   Base Price   Expiration
Name                    Granted (#)(1)  in Fiscal Year       ($/sh)         Date
--------------------------------------------------------------------------------
Jerome J. Whalen                5,576           33.6%       $17.62      01/29/09
President and
Chief Executive Officer

Carroll A. Pereira              3,677           22.1%       $17.62      01/29/09
Treasurer

----------
(1) Options granted pursuant to the 1994 Stock Option Plan for Officers and Outside Directors. (See "1994 Stock Option Plan for Officers and Directors"). The number of securities underlying options granted and the per share exercise prices have been adjusted to reflect stock splits and dividends.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

     The following table sets forth information regarding stock options that were exercised, if any, during the last fiscal year, and unexercised stock options held by the Named Executive Officers of the Company. The number of options and the per share exercise prices have been adjusted to reflect stock splits and dividends.

                                                                                Number of
                                                                               Securities
                                                                               Underlying         Value of Unexercised
                                                                              Unexercised                 In-the-Money
                                                                             Options/SARs                 Options/SARs
Name                       Shares Acquired     Value Realized               at FY-End (#)             At FY-End ($)(1)
                           on Exercise (#)                ($)   Exercisable/Unexercisable    Exercisable/Unexercisable
----------------------------------------------------------------------------------------------------------------------
Jerome J. Whalen                        0                  0             56,578                       $523,745
President and Chief
Executive Officer

Carroll A. Pereira                      0                  0            14,042                        $ 66,255
Treasurer

----------
(1) Represents the difference between the closing bid price of the Company's common stock at December 31, 1999, $17.75, and the exercise price of options, multiplied by the number of options.

Agreements with Management

     While there are no employment contracts between the Company and any of its Executive Officers, there are change of control agreements between the Bank and its Executive Officers. These agreements provide that in certain instances if the Executive Officer is terminated or reassigned within twenty-four (24) months following the occurrence of a change of control (as such term is defined in the Change of Control Agreements), then such individual shall be entitled to receive an amount as provided by such agreement equal to twenty-four (24) months salary, reasonable legal fees and expenses incurred by the Executive Officer as a result of such termination or reassignment, and continued participation in certain benefit plans.

Agreements with Employees

     While there are no employment contracts between the Company and any of its employees, there are change of control agreements between the Bank and twenty-seven (27) employees who have been employed by the Bank for more than ten years. These agreements provide that in certain instances if the employee is terminated or reassigned within six (6) months following the occurrence of a change of control (as such term is defined in the Change of Control Agreements), then such individual shall be entitled to receive an amount as provided by such agreement equal to six (6) months salary, reasonable legal fees and expenses incurred by the employee as a result of such termination or reassignment, and continued participation in certain benefit plans.

Long Term Incentive and Deferred Compensation Plans

     On November 24, 1999, the Bank authorized the adoption of a non-qualified Long Term Deferred Incentive Plan ("LTDIP") for its executive officers. In the event it is fully implemented, which is expected to occur during the first or second calendar quarters of 2000, the LTDIP will trigger the award of deferred bonuses to executive officers if specified bank performance objectives are achieved, based upon a formula approved by the Board of Directors and upon which tax deferred earnings will accrue at rates which will generally range between 4% and 15%. Amounts will be awarded after the end of each fiscal year, beginning in 2000. Such awards will vest 20% per additional year of service subsequent to the year with respect to which the award is granted with 100% vesting upon a change in control, termination without cause, or, at normal retirement or at age 55 with 20 years of service. If a participant dies while serving as an executive officer of the Bank, the amount payable to the participant's beneficiary will be in an amount equal to the participant's projected retirement benefit (as defined in the LTDIP) if the Bank acquires and maintains a corporate like insurance policy on the life of the participant at the time of death (see below).

     Effective November 24, 1999, the Bank authorized the adoption of an Outside Director Deferred Compensation Plan ("DDCP"). In the event it is fully implemented, which is expected to occur during the first or second calendar quarters of 2000, the DDCP will award a director with a right to earn and defer the receipt of a bonus in an amount or percentage of director and retainer fees, and have earnings accrue on such amounts at a rate between 4% and 15% and generally equivalent to the appreciation in the Company's stock price over the period of time for which the fees are in the

DDCP if specified bank performance objectives are achieved. All amounts in the DDCP will generally be vested 20% per additional year of service with 100% vesting upon a change in control, at normal retirement or full term years of service. If a participant dies while serving as an outside director of the Bank, the amount payable to the participant's beneficiary will be the amount equal to the participant's projected retirement benefit (as defined in the DDCP) if the Bank has acquired and maintains a corporate life insurance policy on the life of the participant at the time of death (see below).

     In concert with LTDIP and DDCP, the Bank plans to invest $3.5 million in universal cash surrender value life insurance. Insurance policies are expected to be acquired on the lives of each of the Bank's 5 executive officers and all but three of the Bank's directors which are designed to recover the costs of the Bank's LTDIP and DDCP. The policy death benefit will indemnify the Bank against the death benefit provision of these benefit plans. The policies will be paid with a single premium. Policy cash values will earn interest at a current rate of approximately 5.5% and policy mortality costs will be charged against the cash value monthly. There are no load or surrender charges associated with the policies.

Supplemental  Employee Retirement Plan for President Whalen

     Effective September 1, 1994, the Bank entered into a Supplemental Employee Retirement Plan Agreement (SERP) with Jerome J. Whalen, President and CEO. The SERP was amended in 1998. The purpose of the SERP is to provide President Whalen with increased retirement benefits through a trust arrangement, such that his total retirement payments from all sources will approximate 60% of his last three years annual compensation. The premium paid by the Bank on the policy to fund the SERP during 1998 was $37,250. Upon the death of Mr. Whalen, the Bank expects to recover its costs from the face amount of the policy. Upon termination of employment, prior to retirement, Mr. Whalen may continue the policy, provided he makes all future premium payments.

1990 Stock Option Agreement with President Whalen

     The Board of Directors, with shareholder approval on April 11, 1990, granted the Company's President, Jerome J. Whalen, stock options to purchase a maximum of 3,000 shares of the Company's Common Stock (the "1990 Plan"). The options have a term of ten years from the 1990 date of grant. The original exercise price was $55.00 per share which was the fair market value of the Common Stock on March 1, 1990, the date Mr. Whalen joined the Company as President and Chief Executive Officer. On May 4, 1994, an amendment to the 1990 Plan was approved by shareholders thereby increasing the number of stock options available to President Whalen on December 31, 1994 to 3,829 at an adjusted price of $43.08 per share. As a result of stock splits and dividends, as of December 30, 1999, President Whalen has options to purchase 29,997 shares at a price of $5.41 per share pursuant to the 1990 Plan.

1994 Stock Option Plan For Officers and Outside Directors

     On May 4, 1994, Shareholders approved a stock option plan for officers and outside directors of the Company and the Bank, respectively (the "1994 Stock Option Plan"). The Plan expired on May 4, 1999. Pursuant to the 1994 Stock Option Plan, in 1995, the Board of Directors granted options to President Whalen, which as a result of stock splits, stock dividends and exercises allows Mr. Whalen to purchase 4,789 shares of the Company's Common Stock at $7.43 per share, 5,320 shares of Common Stock at $9.46 per share and 5,320 shares of common stock of $11.23 per share, and 5,576 shares at an exercise price of $13.33 per share. In January, 1999, the Board granted options to President
Whalen, which as a result of a stock dividend, allows Mr. Whalen to purchase 5,576 shares at an exercise price of $17.62 per share, which may not be exercised until January 29, 2000.

     Pursuant to the 1994 Stock Option Plan, in January 1995, the Board of Directors granted stock options to Mr. Samponaro which as a result of stock splits and dividends allows him to purchase 3,195 shares of the Company's Common Stock at $7.43 per share. In January 1996, the Board granted stock options to Ms. Pereira and Mr. Samponaro which as a result of stock splits and dividends allow each such individual to purchase 3,344 shares of the Company's Common Stock at $9.46 per share. In January 1997, the Board granted stock options to Ms. Pereira and Mr. Samponaro which as a result of stock splits and dividends allows such individuals to purchase 3,344 shares of Common Stock at an exercise price of $11.23 per share. In January 1998, the Board granted stock options to Ms. Pereira and Messrs. Ferris, and Samponaro which as a result of stock splits and dividends allow such individuals to each purchase 3,677 shares of Common Stock at an exercise price of $13.33 per share. In January, 1999, the Board granted options to each of these individuals, which as a result of a stock dividend, allows each individual to purchase 3,677 shares at an exercise price of $17.62 per share, which may not be exercised prior to January 29, 2000.

     Pursuant to the 1994 Stock Option Plan, with the exceptions of Patricia D. Werner who became a director in 1996, H. Ray Underwood who became a Director in 1998 and Thomas A. Kendall who became a Director in 1999, each outside director who is not an officer of the Company or the Bank ("Outside Director") has received stock options, which are presently exercisable, to purchase a total of 4,232 shares of the Company's Common Stock. More specifically, in May 1994, each Outside Director was granted options, which as a result of stock splits and dividends allows such individuals to purchase 2,520 shares of Common Stock at $6.43 per share. Moreover, in June, 1995, each Outside Director was granted options, which as a result of stock splits and dividends allows such individuals to purchase 428 shares of Common Stock at $7.46 per share. In June 1996, each Outside Director was granted options, which as a result of stock splits and dividends, allows such individuals to purchase 428 shares of Common Stock at $10.22 per share. In June, 1997, each Outside Director was granted options which as a result of stock splits and dividends allows such individuals to purchase 428 shares of Common Stock at an exercise price of $11.33 per share. In June 1998, each Outside Director was granted options, which as a result of a stock dividend, allows each individual to purchase 428 shares of Common Stock at an exercise price of $15.94. Moreover,

Patricia D. Werner has options to purchase 2,948 shares of Common Stock consisting of options to acquire 2,520 shares at $11.39 per share and options to acquire 428 shares at $15.94 per share.

Director Compensation

     In 1999, each Director of the Company who was not an employee of the Bank, received $300 for each Board meeting attended and $200 for each committee meeting attended. The Chairman of the Board of Directors also receives an annual retainer of $4,000 and each non-officer director of the Company also receives an annual retainer of $2,500 for serving as a director. Directors who are employees of the Bank receive no additional compensation for their services as members of the Board or any board committee.

     Beginning in 1996, the Company offers directors the option to defer their directors' fees. If deferred, the fees are held in a trust account with the Bank. The Bank has no control over the trust.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Bank has had and expects to have in the future, transactions in the ordinary course of its business with Directors, Officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others, on terms that do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate dollar amount of these loans was $2,694,547 and $1,634,660 at December 31, 1998 and 1997, respectively. During 1998, $6,455,064 of new loans were made, and repayments totaled $6,359,735. At December 31, 1998, all loans to Officers, Directors, principal shareholders and their associates were performing in accordance with the contractual terms of the loans.

     Clayton L. Blick and Perley H. Grimes, Jr., both of whom are Directors of the Company and the Bank, are partners in Cramer & Anderson, a law firm which renders certain legal services to the Bank in connection with various matters.
During 1998 and 1997, the Bank paid Cramer & Anderson $68,722 and $86,134, respectively for legal services rendered, a portion of which was reimbursed to the Bank by third parties.

     Ernest W. Clock,  Director of the Company and the Bank,  is the Chairman of
F. North Clark Insurance Agency, Inc., which serves as insurance agent for many of the Bank's insurance needs. In 1998, and 1997, the Bank paid insurance premiums to F. North Clark Insurance Agency, Inc. in the aggregate amount, of $74,345 and $76,053, respectively

ITEM 8. DESCRIPTION SECURITIES

     The following summary of the terms of the capital shares of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation and Bylaws, which are filed as Exhibits to this Form 10-SB.

Common Stock

     The Company is authorized to issue 5,000,000 shares of Common Stock (par value $.01 per share), of which 1,484,924 shares were issued and outstanding as of December 30, 1999. Each share of Common Stock has the same relative rights and is identical in all respects to each other share of the Common Stock. Shares of Common Stock are not deposits and are not insured by the FDIC.

     Holders of the Common Stock are entitled to one vote per share on each matter properly submitted to shareholders, including the election of directors. Holders of the Common Stock do not have the right to cumulate votes for the election of director, and they have no preemptive rights with respect to any shares that may be issued. All shares of the Common Stock currently outstanding are fully paid and nonassessable. Holders of the Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available for distribution.

     In the event of any liquidation of dissolution of the Company, the holder of the Common Stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Company, after payment of the liquidation preferences of all outstanding shares of preferred stock, all remaining assets of the Company available for distribution, in cash or in kind.

     The transfer agent and registrar for the Company's Common Stock is Registrar and Transfer Company.

Preferred Stock

     Pursuant to the Company's Certificate of Incorporation, the Board of Directors may, without action of the shareholders of the Company, issue from time to time shares of the Company's preferred stock in one or more series with distinctive serial designations, preferences, limitations and other rights. The Company is authorized to issue 1,000,000 shares of Preferred Stock (par value $0.00001 per share).

     The Board of Directors is authorized to determine, among other things, with respect to each series which may be issued: (i) the dividend rate, conditions of payment of dividends, and dividend preferences, if any; (ii) whether, and upon what terms, such series would be redeemable and, if so, the redemption price and terms and conditions of redemption; (iii) the preference, if any, to which such series would be entitled in the event of voluntary or involuntary liquidation, dissolution or winding up the Company; (iv) whether or not a sinking fund would be provided for the redemption of such series and, if so, the terms and conditions thereof; (v) whether, and upon what terms, such series would be convertible into or exchangeable for shares of any other class of capital stock or other series of preferred stock; and (vi) whether, and to what extent, the holders of such series would enjoy voting rights, if any, in addition to those prescribed by law.

     The Company has no present plans for the issuance of any shares of preferred stock. Accordingly, it is not possible to state the actual effect of the issuance of the preferred stock upon the rights of holders of the Common Stock, until the Board of Directors determines the specific rights of the holders of a series of the preferred stock. However, such effect might include:
(a) restrictions on dividends on the Common Stock if dividends on preferred stock have not been paid; (b) dilution of the voting power of the Common Stock to the extent that the preferred stock has voting rights; (c) dilution of the equity interest of the Common Stock to the extent that the preferred stock is converted into Common Stock; or (d) reduction in the extent to which the Common Stock is entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the preferred stock is satisfied. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of preferred stock may be used as an "anti-takeover" device without further action on the part of the shareholders of the Company.

Absence of Cumulative Voting

     The Company's Certificate of Incorporation does not provide for cumulative voting in the election of Directors. Under the Delaware corporation law, shareholders do not have cumulative voting rights unless such rights are specifically provided for in the Certificate of Incorporation.

     Without cumulative voting, holders of a majority of the voting shares present at an annual meeting will be able to elect all of the Directors to be elected at that meeting, and no persons holding shares or proxies representing less than a majority of the shares present will be able to elect any Director, as they might if cumulative voting were applicable. The absence of cumulative voting is intended to prevent any entity or group which has accumulated a significant minority block of shares from obtaining representation on the Board of Directors of the Company unless and until such entity or group is able to persuade enough of the remaining shareholders of the Company to vote for its representatives so that it controls a majority of the votes.

Increased Vote and Fair Price Provisions For Business Combinations

     The Company's Certificate of Incorporation requires the approval by holders of at least eighty percent (80%) of the outstanding shares of the Company's voting stock for any merger, consolidation, sale of substantially all the assets or similar business combination, unless the transaction is approved by at least a majority of the "Continuing Directors" then in office and the terms of the offer meet a fair price test. In the event such approval is obtained, the business combination would require only the vote, if any, required by Delaware law. Delaware law generally requires the favorable vote of a majority of the outstanding shares of stock to authorize a merger or sale of all or substantially all of the assets not in the regular course of business, unless the particular company's certificate of incorporation provides for a greater vote.

     The Company's Certificate of Incorporation provides that the Company has elected to be governed by Section 203 of title 8 of the Delaware Code. This statute generally prevents "business combinations" between an "interested stockholder" and the Company for a three-year period following the date such person becomes an interested stockholder unless (i) the Board of Directors approved the business combination prior to the date the person became an interested stockholder, (ii) the transaction which transforms the stockholder into an interested stockholder results in the interested stockholder owning at least 85% of the outstanding voting stock (excluding for purposes of determining that percentage share owned by officers who are also directors and certain shares owned by employee stock plans), or (iii) the Board of Directors approves the business combination after the person becomes an interested stockholder and the proposed combination is authorized by two-thirds vote of the outstanding stock not owned by the interested stockholder. There are certain limited exceptions to the restrictions of Section 203. The antitakeover protections of
Section 203 are in addition to those expressly contained in the Company's certificate of incorporation and bylaws. The constitutionality of Section 203 has been upheld by the Delaware courts.

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Price

     The Company's Common Stock is traded on the Over the Counter ("OTC") Bulletin Board under the symbol FLFL. As of December 31, 1999, there were 1,484,924 shares issued and outstanding which were held by approximately 430 shareholders. The following information, provided by Fahnestock and Co. sets forth transactions in the Company's common stock as of the end of the most recently completed fiscal quarter of the current fiscal year and of each quarter of the two most recently completed fiscal years:

1997                                             High / Low
                                                 ----------
      First Quarter.................         $13.00     $13.00
      Second Quarter............              13.30      13.00
      Third Quarter...............            13.40      13.30
      Fourth Quarter.............             14.40      14.00

1998                                             High / Low
                                                 ----------
      First Quarter.................         $18.00     $16.10
      Second Quarter............              18.00      16.30
      Third Quarter...............            20.00      19.00
      Fourth Quarter.............             18.50      18.50

1999                                             High / Low
                                                 ----------
      First Quarter.................         $19.25     $18.75
      Second Quarter............              20.25      19.50
      Third Quarter...............            20.00      19.25
      Fourth Quarter.............             19.75      17.00

     In January 1999, the Company's Board of Directors approved an 80,000 share Common Stock buyback program. As part of this program, the Company has not redeemed any outstanding Common Stock.

     Dividends

     All shares of the Company's Common Stock are entitled to participate equally and ratably in such dividends as may be declared by the Board of Directors out of funds legally available therefore. During 1998 and 1997, the Company declared annual cash dividends of $.40 and $.38 per share, respectively. In addition, during 1998 and 1997, the Company declared annual stock dividends of 155.00% and 5.00%, respectively. During 1999, the Company has declared cash dividends of .40 cents per share and stock dividends of 5.00%.

     The Company's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and by the provisions of Delaware Corporate law, which provides that a company may, unless otherwise restricted by its certificate of incorporation, pay dividends in cash, property or shares of capital stock out of surplus or, if no surplus exists, out of net profits for the fiscal year in which declared or out of net profits for the preceding fiscal year (provided that such payment will not reduce the company's capital below the amount of capital represented by classes of stock having a preference upon distributions of assets).

     As a practical matter, the Company's ability to pay dividends is generally limited by the Bank's ability to dividend funds to the Company. As a national bank, the declaration and payment of dividends by the Bank must be in accordance with the National Bank Act. More specifically, applicable law provides that the Board of Directors may declare quarterly, semiannual and annual dividends so long as the Bank carries at least ten percent (10%) of its net profits for the preceding half year in its surplus fund, and, in the case of annual dividends, has carried not less than one-tenth of its net profits of the preceding two consecutive half year periods in its surplus fund. National banks are required to obtain the approval of the Office of the Comptroller of the Currency if the total dividends declared by it in any calendar year exceed the total of its net profits for that year combined with any retained net profits of the preceding two years less any required transfers. In addition to such statutory requirements, the payment of an excessive dividend which would deplete a bank's capital base to an inadequate level could be considered to be an unsafe or unsound banking practice and be a basis for supervisory action by the Office of the Comptroller of the Currency. As of September 30, 1999, approximately $3,200,000, of the undistributed net income of the Bank was theoretically available for distribution to the Company as dividends. However, the ability of the Bank to declare and pay such dividends would be subject to safe and sound banking practices.

ITEM 2. LEGAL PROCEEDINGS

     Except as described below, the Company is not involved in any pending material legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Such routine legal proceedings, in the aggregate, are believed by management to be immaterial to the Company's financial condition or results of operations.

     The First National Bank of Litchfield, the Company's subsidiary, was sued in the Superior Court in Litchfield, Connecticut in a civil action No. CV 98-0077737-S1 served on August 31, 1998 in a matter captioned Russell B. Rhea v. The First National Bank of Litchfield.

     The suit alleges that the Chief Financial Officer ("CFO") of American Boot Company, of which Plaintiff was the Chief Executive Officer, forged the signature of Russell B. Rhea to the signature card account, which allegedly violated a Bank policy that there must be a witness for each of the two individuals signing the account card. The Plaintiff alleges the following: the CFO of American Boot Company deposited a personal check drawn on an account at another financial institution, in the CFO's name, which account it was later learned had previously been closed. The Bank then allowed the CFO of American Boot Company to withdraw the funds prior to the check being paid, thereby creating an overdraft in the American Boot Company account. Thereafter, unbeknownst to the Plaintiff, the CFO of American Boot Company forged Mr. Rhea's name to a wire transfer order in the amount of $91,000, which allowed that sum to be returned to the other financial institution which had credited First National Bank of Litchfield with the amount of the bad check because it had failed to give a timely notice of dishonor as required by Federal Reserve Regulations. That Plaintiff claims that the wire caused a loss to the American Boot Company. Plaintiff claims that as a result of the Bank's alleged negligence and failure to follow its policies, his investment in American Boot Company was lost.

     In suing The First National Bank of Litchfield, Plaintiff alleges that The First National Bank of Litchfield failed to follow its policy and that The First National Bank of Litchfield owed a duty to Plaintiff Rhea, to investigate the transactions of the CFO of American Boot Company and protect Plaintiff Rhea from the alleged fraudulent actions of the CFO of American Boot Company through American Boot Company's accounts at The First National Bank of Litchfield. The plaintiff claims damages, including but not limited to, the loss in value of his investment in American Boot Company; interest; costs and attorney fees and such other relief as the court deems equitable.

     The First National Bank of Litchfield has denied the allegations that it owed or breached any duty to Plaintiff or that it is liable for any losses incurred by Plaintiff. The First National Bank of Litchfield intends to vigorously defend these claims and believes that the claims are not likely to result in any material adverse effect on the financial condition of the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There were no changes in or disagreements with the accountants of the Company or the Bank during the 24 month period prior to December 31, 1999, or subsequently.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In the past three years, the Company has issued the following securities pursuant to the purchasers' exercise of options in accordance with the Company's stock option plans for executive officers and outside directors.

(a) In March 1998, the Company issued 525 shares of common stock to the Company's President and Chief Executive Officer, Jerome J. Whalen in exchange for aggregate consideration of $2,982.00 ($5.68/share).

(b) In April 1998, the Company issued 2,400 shares of common stock to the Estate of William H. Risley, a former director of the Company, in exchange for aggregate consideration of $16,200 ($6.75/share), 408 shares in exchange for aggregate consideration of $3,194.64 ($7.83/share) and 408 shares in exchange for aggregate consideration of $4,373.76 ($10.72/share).

(c) In November 1998, the Company issued an aggregate of 3,043 shares of common stock to the Company's Treasurer, Carroll A. Pereira in exchange for aggregate consideration of $23,735.40 ($7.80/share).

(d) In November 1998, the Company issued 3,043 shares of common stock to Walter Hunt, the Bank's Executive Vice President and Senior Loan Officer, in exchange for aggregate consideration of $23,735.40 ($7.80/share), 3,185 shares in exchange for aggregate consideration of $31,627.05 ($9.93/share) and 3,185 shares in exchange for an aggregate consideration of $37,551.15 ($11.79/share).

(e) In December 1998, the Company issued an aggregate of 3,043 shares of common stock to the Bank's Senior Vice President and Senior Trust Officer, Miles
     C. Borzilleri in exchange for aggregate consideration of $23,735.40 ($7.80/share).

(f) In January 1999, the Company issued an aggregate of 3,185 shares of common stock to Miles C. Borzilleri in exchange for aggregate consideration of $31,627.05 ($9.93/share).

(g)  In February  1999, the Company issued 3,185 shares of common stock to Miles
     C. Borzilleri in exchange for aggregate consideration of $37,551.15 ($11.79/share) and 3,502 shares in exchange for aggregate consideration of $49,028.00 ($14.00/share).

     All of the above transactions were exempt from registration under the Securities Act of 1933, as amended pursuant to Section 4(2), as they were transactions by an issuer not involving any public offering.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     Delaware law and the Company's Certificate of Incorporation authorize the Company to indemnify Officers, Directors and certain individuals associated with the Company. In general, Article IX of the Company's Certificate of Incorporation authorizes the Company to indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, and any appeal therein, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, trustee, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another company, association, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, and any appeal therein, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, that he or she had reasonable cause to believe that his or her conduct was unlawful.

                          PART F/S FINANCIAL STATEMENTS

Annual Financial Information

Independent Auditor's Report  ...............................................F-1

Consolidated Balance Sheets at December 31, 1998
and 1997 ....................................................................F-2

Consolidated Statements of Income for the Years Ended
December 31, 1998 and 1997...................................................F-3

Consolidated Statements of Changes in Shareholders' Equity
for the Years Ended December 31, 1998 and 1997 ..............................F-4

Consolidated Statements of Cash Flows for the Years
Ended December 31, 1998 and 1997.............................................F-5

Notes to Consolidated Financial Statements ..........................F-6 to F-18

Interim Financial Information

Consolidated Balance Sheets as of September 30, 1999 and
September 30, 1998 (Unaudited)..............................................F-19

Consolidated Statements of Income for the Nine Months Ended
September 30, 1999 and 1998 (Unaudited).....................................F-20

Consolidated Statements of Shareholders' Equity for the Nine
Months Ended September 30, 1999 and 1998 (Unaudited)........................F-21

Consolidated Statements of Cash Flows for the Nine Months
Ended September 30, 1999 and 1998 (Unaudited)...............................F-22

Notes to Unaudited Consolidated Financial Statements........................F-23

[LETTERHEAD McGLADREY & PULLEN, LLP]                                    RSM
Certified Public Accountants                                       International



                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
First Litchfield Financial Corporation and Subsidiary
Litchfield, Connecticut

We have audited the accompanying consolidated balance sheets of First Litchfield Financial Corporation and Subsidiary (the "Corporation") as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audtis to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significent estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Litchfield Financial Corporation and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                                      /s/McGladrey & Pullen, LLP
                                                      --------------------------
                                                      McGladrey & Pullen, LLP

New Haven, Connecticut
February 5, 1999, except
  with regard to Note 6 as
  to which the date is
  November 24, 1999

                                                Consolidated Balance Sheets

Years ended December 31,                                                                1998               1997
                                                                                  --------------      -------------
ASSETS
Cash and due from banks (Note B)                                                  $    6,156,166      $   7,369,014
Federal funds sold                                                                     2,600,000                 --
                                                                                  --------------      -------------
                                                            Cash and Equivalents       8,756,166          7,369,014
                                                                                  --------------      -------------
Securities (Note C)
   Available for sale securities:
      U.S. Treasuries and other securities (amortized cost $18,488,318-1998
      and $15,985,903-1997)                                                           18,781,410         16,179,390
      Mortgage-backed securities (amortized cost $21,541,962-1998
      and $19,913,963-1997)                                                           21,427,983         20,013,680
   Held to maturity securities:
      Mortgage-backed securities (market value $8,275,648-1998
      and $11,993,691-1997)                                                            8,106,219         11,804,178
                                                                                  --------------      -------------
                                                                Total Securities      48,315,612         47,997,248
                                                                                  --------------      -------------

Federal Home Loan Bank stock, at cost (Note H)                                         1,372,400          1,171,300
Federal Reserve Bank stock, at cost                                                       81,850             81,850
Loans Held For Sale                                                                      379,600                 --
Loans Receivable (Notes D and E):
   Real estate--residential mortgage                                                 112,858,948        105,488,633
   Real estate--commercial mortgage                                                   16,554,724         17,325,673
   Real estate--construction                                                           5,715,670          2,229,453
   Commercial                                                                          4,804,229          5,680,235
   Installment                                                                        12,412,933         11,058,165
   Other                                                                                  91,529             64,582
                                                                                  --------------      -------------
                                                                     Total Loans     152,438,033        141,846,741
                                                                                  --------------      -------------
   Net deferred loan origination costs                                                   267,060            185,392
Allowance for loan losses                                                             (1,013,949)          (970,840)
                                                                                  --------------      -------------
                                                                       Net Loans     151,691,144        141,061,293
                                                                                  --------------      -------------
Bank premises and equipment, net (Note F)                                              2,139,113          2,071,153
Foreclosed real estate                                                                        --             60,000
Deferred income taxes (Note J)                                                           280,819            209,700
Accrued interest receivable                                                            1,213,751          1,328,336
Other assets (Note K)                                                                  1,107,103            765,738
                                                                                  --------------      -------------
                                                                    Total Assets  $  215,337,558      $ 202,115,632
                                                                                  ==============      =============

LIABILITIES

Deposits (Note I)
Noninterest bearing:
   Demand                                                                         $   31,163,054      $  26,258,590
Interest bearing:
   Savings                                                                            35,558,082         32,371,390
   Money market                                                                       42,324,493         39,109,151
   Time certificates of deposit in denominations of $100,000 or more                  16,674,991         16,697,303
   Other time certificates of deposit                                                 69,220,852         69,236,826
                                                                                  --------------      -------------
                                                                  Total Deposits     194,941,472        183,673,260
                                                                                  --------------      -------------

Federal Home Loan Bank advances (Note H)                                               5,000,000          4,245,000
Collateralized borrowings                                                                270,268                  --
Accrued taxes and other liabilities                                                      814,442            729,806
                                                                                  --------------      -------------
                                                               Total Liabilities     201,026,182        188,648,066
                                                                                  --------------      -------------
Commitments and contingencies (Notes G, H, K, M and O)                                        --                 --

SHAREHOLDERS' EQUITY (Notes L, M, N and Q)

Common stock $.01 par value
   Authorized--2,500,000 shares
   Issued--1,483,051 shares, outstanding--1,404,556 shares--1998
   Issued--557,746 shares, outstanding--536,604 shares--1997                              14,831              5,577
Capital surplus                                                                        9,476,362          7,962,259
Retained earnings                                                                      5,484,708          5,848,472
Less: Treasury stock at cost--78,495 shares--1998, 21,142 shares--1997                  (701,061)          (421,922)
Accumulated other comprehensive income - net unrealized gain on available
   for sale securities (net of taxes)  (Note S)                                           36,536             73,180
                                                                                  --------------      -------------
                                                      Total Shareholders' Equity      14,311,376         13,467,566
                                                                                  --------------      -------------
                                        Total Liabilities & Shareholders' Equity  $  215,337,558      $  202,115,632
                                                                                  ==============      ==============


See notes to consolidated financial statements

                                             Consolidated Statements of Income

Years Ended December 31,                                                1998           1997
                                                                    ------------   ------------
INTEREST AND DIVIDEND INCOME
   Interest and fees on loans                                       $ 11,559,941   $ 10,816,565

   Interest and dividends on securities:
      Mortgage-backed                                                  1,882,400      1,818,488
      U.S. Treasury and other                                          1,270,834      1,236,740
   Deposits with banks                                                        57             73
   Other interest income                                                 170,911         50,078
                                                                    ------------   ------------
                                            Total Interest Income     14,884,143     13,921,944
                                                                    ------------   ------------

INTEREST EXPENSE
   Interest on deposits:
      Savings                                                            451,028        427,173
      Money market                                                     1,392,750      1,285,419
      Time certificates of deposit in denominations
            of, $100,000 or more                                         678,964        599,112
      Other time certificates of deposit                               4,309,286      4,309,221
                                                                    ------------   ------------
                                       Total Interest on Deposits      6,832,028      6,620,925

   Interest on Federal Home Loan Bank advances                           282,153         96,553
   Interest on borrowed money                                               --            1,635
                                                                    ------------   ------------
                                          Total Interest Expense       7,114,181      6,719,113
                                                                    ------------   ------------
                                              Net Interest Income      7,769,962      7,202,831
                                                                    ------------   ------------
                               Provision for Loan Losses (Note E)        120,000        100,000
                                                                    ------------   ------------
                              Net Interest Income After Provision
                                                  for Loan Losses      7,649,962      7,102,831
                                                                    ------------   ------------

NONINTEREST INCOME
   Banking service charges and fees                                      453,238        454,282
   Trust                                                                 649,008        639,205
   Gains on sales of available for sale securities                       143,640         34,368
   Other                                                                 163,416        210,180
                                                                    ------------   ------------
                                         Total Noninterest Income      1,409,302      1,338,035
                                                                    ------------   ------------

NONINTEREST EXPENSES
   Salaries                                                            2,623,583      2,503,847
   Employee benefits (Note K)                                            708,053        645,103
   Net occupancy                                                         421,572        396,997
   Equipment                                                             391,852        368,885
   Regulatory assessments and deposit insurance                           81,998         76,885
   Computer services                                                     553,766        380,867
   Supplies                                                              184,511        174,098
   Commissions, services and fees                                        190,652        149,343
   Postage                                                                96,704        101,207
   Insurance                                                              83,468         89,964
   Advertising                                                           148,222        126,982
   OREO and non-performing loan expenses (income) - net                    1,440         (1,696)
   Other                                                               1,064,427        863,101
                                                                    ------------   ------------
                                       Total Noninterest Expenses      6,550,248      5,875,583
                                                                    ------------   ------------
                                       Income Before Income Taxes      2,509,016      2,565,283
                                                                    ------------   ------------
                             Provisions for Income Taxes (Note J)        972,717      1,009,249
                                                                    ------------   ------------
                                                       Net Income   $  1,536,299   $  1,556,034
                                                                    ============   ============

INCOME PER SHARE (Note L)
                                       Basic Net Income Per Share   $       1.04   $       1.05
                                                                    ============   ============
                                     Diluted Net Income Per Share   $        .99   $       1.02
                                                                    ============   ============

See notes to consolidated financial statements.

          Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31, 1998, 1997, and 1996
                                                             COMMON          CAPITAL         RETAINED
                                                              STOCK          SURPLUS         EARNINGS
BALANCE, JANUARY 1, 1997 ...............................          5,313      7,038,768       5,719,138
                                                           ------------   ------------    ------------

Comprehensive Income:
   Net income ..........................................           --             --         1,556,034
   Unrealized holding gain on available
      for sale securities, net of taxes (Note S) .......           --             --              --

   Total comprehensive income ..........................

Cash dividends declared $.96 per share .................           --             --          (496,861)
5% stock dividend declared
   November 25, 1997--26,393 shares
      including 1,006 Treasury shares ..................            264        923,491        (923,755)
Fractional shares paid in cash .........................           --             --            (6,084)
                                                           ------------   ------------    ------------
BALANCE, DECEMBER 31, 1997 .............................          5,577      7,962,259       5,848,472
                                                           ------------   ------------    ------------

Comprehensive Income
   Net income ..........................................           --             --         1,536,299
   Unrealized holding loss on available
      for sale securities net of taxes (Note S) ........           --             --              --

      Total comprehensive income .......................

Cash dividends declared $.54 per share .................           --             --          (538,987)
5 for 2 stock split in the form of a 150% stock dividend
April 30, 1998--838,666 shares
      including 31,713 treasury shares .................          8,387         (8,387)           --
5% stock dividend declared
   November 25, 1998 - 70,455 shares
      including 3,380 treasury shares ..................            705      1,355,516      (1,356,221)
Fractional shares paid in cash .........................           --             --            (4,855)
Stock options exercised - 16,184 shares ................            162        166,974            --
Purchase of Treasury Shares - 22,260 shares ............           --             --              --
                                                           ------------   ------------    ------------
BALANCE, DECEMBER 31, 1998 .............................   $     14,831   $  9,476,362    $  5,484,708
                                                           ============   ============    ============

                                                                           ACCUMULATED
                                                                               OTHER           TOTAL
                                                              TREASURY     COMPREHENSIVE    SHAREHOLDERS'
                                                               STOCK          INCOME           EQUITY
BALANCE, JANUARY 1, 1997 ...............................       (421,922)        (58,829)     12,282,468
                                                           ------------    ------------    ------------

Comprehensive Income:
   Net income ..........................................           --              --         1,556,034
   Unrealized holding gain on available
      for sale securities, net of taxes (Note S) .......           --           132,009         132,009
                                                                                           ------------
   Total comprehensive income ..........................                                      1,688,043
                                                                                           ------------
Cash dividends declared $.96 per share .................           --              --          (496,861)
5% stock dividend declared
   November 25, 1997--26,393 shares
      including 1,006 Treasury shares ..................           --              --              --
Fractional shares paid in cash .........................           --              --            (6,084)
                                                           ------------    ------------    ------------
BALANCE, DECEMBER 31, 1997 .............................       (421,922)         73,180      13,467,566
                                                           ------------    ------------    ------------

Comprehensive Income
   Net income ..........................................           --              --         1,536,299
   Unrealized holding loss on available
      for sale securities net of taxes (Note S) ........           --           (36,644)        (36,644)
                                                                                           ------------
      Total comprehensive income .......................                                      1,499,655
                                                                                           ------------
Cash dividends declared $.54 per share .................           --              --          (538,987)
5 for 2 stock split in the form of a 150% stock dividend
April 30, 1998--838,666 shares
      including 31,713 treasury shares .................           --              --              --
5% stock dividend declared
   November 25, 1998 - 70,455 shares
      including 3,380 treasury shares ..................           --              --              --
Fractional shares paid in cash .........................           --              --            (4,855)
Stock options exercised - 16,184 shares ................           --              --           167,136
Purchase of Treasury Shares - 22,260 shares ............       (279,139)           --          (279,139)
                                                           ------------    ------------    ------------
BALANCE, DECEMBER 31, 1998 .............................   $   (701,061)   $     36,536    $ 14,311,376
                                                           ============    ============    ============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,                                                                    1998            1997

CASH FLOWS FROM OPERATING ACTIVITIES

Net income ..........................................................................  $  1,536,299    $  1,556,034
Adjustments to reconcile net income to net cash provided by operating activities:
   Amortization and accretion of premiums and discounts on investment securities, net        62,118          29,278
   Provision for loan losses ........................................................       120,000         100,000
   Depreciation and amortization ....................................................       360,343         334,265
   Deferred income taxes ............................................................       (44,731)        (62,826)
   Gains on sales of available for sale securities ..................................      (143,640)        (34,368)
   Gain on sale of loan .............................................................          --           (55,438)
   Loss on sale of foreclosed real estate ...........................................           918            --
   Loan originated for sale .........................................................      (379,600)           --
   Gain on disposals of bank premises and equipment .................................         6,065           1,148
   Decrease (increase) in accrued interest receivable ...............................       114,585         (99,698)
   Increase in other assets .........................................................      (341,365)        (99,538)
   Increase in deferred loan origination costs ......................................       (81,668)        (49,639)
   Increase in accrued taxes and other liabilities ..................................        72,215         135,325
                                                                                       ------------    ------------
   Net cash provided by operating activities ........................................     1,281,539       1,754,543
                                                                                       ------------    ------------


CASH FLOWS FROM INVESTING ACTIVITIES

Available for sale mortgage-backed securities:
   Proceeds from maturities and principal payments ..................................     8,238,585       2,282,171
   Purchases ........................................................................   (12,491,014)    (17,853,964)
   Proceeds from sales ..............................................................     2,570,052       1,601,304
Available for sale U.S. Treasury and other investment securities:
   Proceeds from maturities .........................................................    10,500,000       5,000,000
   Purchases ........................................................................   (17,992,990)     (4,988,650)
   Proceeds from sales ..............................................................     5,155,000       3,543,124
Held to maturity mortgage-backed securities:
   Proceeds from maturities and principal payments ..................................     3,720,493       3,432,413
   Purchases ........................................................................          --              --
Purchases of Federal Home Loan Bank Stock ...........................................      (201,100)        (95,100)
Proceeds from sale of loan ..........................................................          --           401,633
Net increase in loans ...............................................................   (10,668,183)    (12,564,609)
Purchases of bank premises and equipment ............................................      (434,368)       (312,274)
Proceeds from sale of foreclosed real estate ........................................        59,082          20,000
                                                                                       ------------    ------------
   Net cash used in investing activities ............................................   (11,544,443)    (19,533,952)
                                                                                       ------------    ------------

CASH FLOWS FINANCING ACTIVITIES

Net increase in savings, money market and demand deposits ...........................    11,306,498       6,850,871
Net (decrease) increase in certificates of deposit ..................................       (38,286)     11,521,733
Net increase in borrowings under Federal Home Loan
   Bank advances ....................................................................       755,000       1,895,000
Net increase in collateralized borrowings ...........................................       270,268            --
Distribution in cash for fractional shares of common stock ..........................        (4,855)         (6,084)
Proceeds from exercise of stock options .............................................       167,136            --
Purchases of Treasury stock .........................................................      (279,139)           --
Dividends paid on common stock ......................................................      (526,566)       (490,768)
                                                                                       ------------    ------------
   Net cash provided by financing activities ........................................    11,650,056      19,770,752
                                                                                       ------------    ------------

   Net increase in cash and cash equivalents ........................................     1,387,152       1,991,343
CASH AND CASH EQUIVALENTS, at beginning of year .....................................     7,369,014       5,377,671
                                                                                       ------------    ------------
CASH AND CASH EQUIVALENTS, at end of year ...........................................  $  8,756,166    $  7,369,014
                                                                                       ============    ============

SUPPLEMENTAL INFORMATION

Noncash investing and financing activities:

   Transfer of loans to other real estate owned .....................................  $       --      $    128,000
                                                                                       ============    ============
   Loans originated from sales of foreclosed real estate ............................  $       --      $    108,000
                                                                                       ============    ============
Cash paid during the year for:

   Interest on deposits and borrowings ..............................................  $  7,143,042    $  6,666,772
                                                                                       ============    ============
   Income taxes .....................................................................  $  1,090,446    $  1,027,687
                                                                                       ============    ============

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1998
NOTE A - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES


The consolidated financial statements include the accounts of the First Litchfield Financial Corporation (the "Corporation") and The First National Bank of Litchfield (the "Bank"), a nationally-chartered commercial bank. Deposits in the Bank are insured up to specified limits by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a full range of banking services to individuals and businesses located primarily in Northwestern Connecticut. These services include demand, savings, NOW, money market and time deposits; residential and commercial mortgages, consumer installment and other loans as well as trust services. The Bank is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain federal agencies and undergoes periodic regulatory examinations.

The significant accounting policies followed by the Corporation and the methods of applying those policies are summarized in the following paragraphs:

BASIS OF FINANCIAL STATEMENT PRESENTATION: The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and general practices within the banking industry. All significant intercompany balances and transactions have been eliminated. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of deferred tax assets.

INVESTMENT IN DEBT AND MARKETABLE EQUITY SECURITIES: Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each balance sheet date. The classification of those securities and the related accounting policies are as follows:

   Held to Maturity Securities: Securities classified as held to maturity are those debt securities the Bank has both the positive intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, computed by a method which approximates the interest method, over the period to maturity. The sale of a security within three months of its maturity date or after collection of at least 85% of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.

   Available for Sale Securities: Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity and equity securities not classified as held for trading. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Available for sale securities are carried at fair value. Unrealized gains or losses are reported as increases or decreases in shareholders' equity, net of the related deferred tax effect. Amortization of premiums and accretion of discounts, computed by a method which approximates the interest method, are recognized in interest income over the period to maturity. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

   Trading Securities: Trading securities, if any, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are recognized in the statement of income.

A decline in market value of a security below amortized cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Gains and losses on the sale of securities are recognized at the time of sale on a specific identification basis.

INTEREST AND FEES ON LOANS: Interest on loans is included in income as earned based on contractual rates applied to principal amounts outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, or when, in the judgement of management, collectibility of the loan or loan interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payment is received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued when the value of the loan's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan and the loan is in the process of collection. A nonaccrual loan is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. Loan origination fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield. The Bank generally amortizes these amounts over the contractual life of the related loans, utilizing a method which approximates the interest method.

LOANS HELD FOR SALE: Loans held for sale are those loans the Bank has the intent to sell in the foreseeable future, and are carried at the lower of aggregate cost or market value, taking into consideration all open positions. Gains and losses on sales of loans are recognized at the trade dates, and are determined by the difference between the sales proceeds and the carrying value of the loans.

LOANS RECEIVABLE: Loans receivable are stated at current unpaid principal balances net of the allowance for loan losses and deferred loan origination fees. Management has the ability and intent to hold its loans for the foreseeable future or until maturity or payoff.

A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reductions of interest rates or deferral of interest or principal payments, due to the borrowers' financial condition.

A loan is considered impaired when it is probable that the creditor will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, impairment is measured using (1) the present value of expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan or (3) the fair value of the collateral of a collateral-dependent loan. When a loan has been deemed to have an impairment, a valuation allowance is established for the amount of impairment. The Bank considers all nonaccrual loans, other loans past due 90 days or more and restructured loans to be impaired. The Bank's policy with regard to the recognition of interest income on impaired loans is consistent with that of loans not considered impaired.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses, a material estimate susceptible to significant change in the near-term, is established through a provision for losses charged against operations and is maintained at a level that management considers adequate to absorb potential losses in the loan portfolio. Management's judgement in determining the adequacy of the allowance is based on an evaluation of the known and inherent risk characteristics and size of the loan portfolios, the assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan loss experience, review of regulatory authority examination reports and evaluations of impaired loans, and other relevant factors. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. Any subsequent recoveries are credited to the allowance for loan losses when received. In connection with the determination of the allowance for loan losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties, when considered necessary.

The Bank's mortgage loans are collateralized by real estate located principally in Litchfield County, Connecticut. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and real estate acquired through foreclosure is particularly susceptible to changes in market conditions.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, the Office of the Comptroller of the Currency (the "OCC"), as an integral part of their examination process, periodically reviews the Bank's allowance for loan losses and valuation of other real estate. The OCC may require the Bank to recognize additions to the allowance or write-downs based on their judgements about information available to them at the time of their examination.

BANK PREMISES AND EQUIPMENT: Bank premises and equipment are carried at cost net of accumulated depreciation and amortization. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the related assets which range from three to forty years. Leasehold improvements are capitalized and amortized over the shorter of the terms of the related leases or the estimated economic lives of the improvements. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.

FORECLOSED REAL ESTATE: Foreclosed real estate is comprised of properties acquired through foreclosure proceedings and acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value through a direct charge against the allowance for loan losses, which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.

COLLATERALIZED BORROWINGS: Collateralized borrowings represent the portion of loans transferred to other institutions under loan participation agreements. Such transfers were not recognized as sales due to recourse provisions and/or restrictions on the participant's right to transfer their portion of the loan.

INCOME TAXES: The Bank recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets may be reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

PENSION PLAN: The Bank has a noncontributory defined benefit pension plan that covers substantially all employees. Pension costs are accrued based on the projected unit credit method and the Bank's policy is to fund annual contributions in amounts necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act (ERISA) of 1974.

STOCK OPTION PLANS: SFAS No. 123, "Accounting for Stock-Based Compensation" established a fair value based method of accounting for stock-based compensation plans under which compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. The statement allows a company to continue to measure compensation cost for such plans under Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees." Under APB 25, no compensation cost is recognized if, at the grant date, the exercise price of the options is equal to the fair market value of the common stock. The Corporation has elected to continue to follow the accounting in APB 25. SFAS No. 123 requires companies which elect to continue to follow the accounting in APB 25 to disclose in the notes to their financial statements pro forma net income and income per share as if the fair value based method of accounting had been applied.

EARNINGS PER SHARE: SFAS No. 128, "Earnings per Share," which superseded APB Opinion No. 15, requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as stock options, outstanding which trade in a public market. The Corporation is required to present basic earnings per share and diluted earnings per share in its income statements. Basic per share amounts are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted per-share amounts assume exercise of all potential common stock instruments in weighted-average shares outstanding, unless the effect is antidilutive. In addition, for those entities with complex capital structures, the statement also requires a reconciliation of the numerator and denominator used in the computation of both basic and diluted per share amounts to be disclosed.

The Company initially applied SFAS No. 128 for the year ended December 31, 1997 and, as required by SFAS No. 128, has restated all per share information for the prior periods to conform with the December 31, 1997 presentation.

RELATED PARTY TRANSACTIONS: Directors and officers of the Corporation and Bank and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of the management, the transactions with related parties did not involve more than normal risks of collectibility or favored treatment or terms, or present other unfavorable features. Notes D, I, M, and P contain details regarding related party transactions.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMPREHENSIVE INCOME: The Company adopted SFAS No. 130, "Reporting Comprehensive Income," as of January 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the shareholders' equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The adoption of SFAS No. 130 had no effect on the Company's net income or shareholders' equity.

STATEMENTS OF CASH FLOWS: Cash and due from banks, Federal funds sold and interest earning deposits in banks are recognized as cash equivalents in the statements of cash flows. For purposes of reporting cash flows, the Bank considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Generally, Federal funds sold have a one day maturity. Cash flows from loans and deposits are reported net. The Bank maintains amounts due from banks and Federal funds sold which, at times, may exceed federally insured limits. The Bank has not experienced any losses from such concentrations.

TRUST ASSETS: Assets of the trust department, other than trust cash on deposit at the Bank, are not included in these financial statements because they are not assets of the Bank. Trust fees are recognized on the accrual basis of accounting.


NOTE B - RESTRICTIONS ON CASH AND DUE FROM BANKS


The Bank is required to maintain reserves against its respective transaction accounts and nonpersonal time deposits. At December 31, 1998 the Bank was required to have cash and liquid assets of approximately $1,552,000 to meet these requirements. In addition, the Bank is required to maintain $200,000 in the Federal Reserve Bank for clearing purposes.


NOTE C - SECURITIES


The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair values of securities which are classified as available for sale and held to maturity at December 31, 1998 and 1997 are as follows:

AVAILABLE FOR SALE
                                                                               December 31, 1998
                                                     -----------------------------------------------------------------
                                                                         GROSS             GROSS
                                                      AMORTIZED       UNREALIZED        UNREALIZED           FAIR
                                                        COST             GAINS             LOSSES            VALUE
                                                     ------------     ------------     -------------     -------------
Investment Securities:
   U.S. Treasury securities                          $ 10,988,568     $    287,692     $     --          $  11,276,260
   U.S. Government Agency Securities                    7,499,750            9,650            (4,250)        7,505,150
                                                     ------------     ------------     -------------     -------------
                                                       18,488,318          297,342            (4,250)       18,781,410
                                                     ------------     ------------     -------------     -------------

Mortgage-Backed Securities:
   FHLMC                                                  706,302            6,262                --           712,564
   GNMA                                                14,687,742           18,156          (123,432)       14,582,466
   FNMA                                                 6,147,918              487           (15,452)        6,132,953
                                                     ------------     ------------     -------------     -------------
                                                       21,541,962           24,905          (138,884)       21,427,983
                                                     ------------     ------------     -------------     -------------
Total available for sale securities                  $ 40,030,280     $    322,247     $    (143,134)    $  40,209,393
                                                     ============     ============     =============     =============

                                                                               December 31, 1997
                                                     -----------------------------------------------------------------
                                                                         GROSS             GROSS
                                                      AMORTIZED       UNREALIZED        UNREALIZED           FAIR
                                                        COST             GAINS             LOSSES            VALUE
                                                     ------------     ------------     -------------     -------------
Investment Securities:
   U.S. Treasury securities                          $ 15,985,903     $    196,917     $      (3,430)    $  16,179,390
                                                     ------------     ------------     -------------     -------------

Mortgage-Backed Securities:
   FHLMC                                                  953,747            4,262                --           958,009
   GNMA                                                13,033,978           98,743                --        13,132,721
   FNMA                                                 5,926,238            1,350            (4,638)        5,922,950
                                                     ------------     ------------     -------------     -------------
                                                       19,913,963          104,355            (4,638)       20,013,680
                                                     ------------     ------------     -------------     -------------
Total available for sale securities                  $ 35,899,866     $    301,272     $      (8,068)    $  36,193,070
                                                     ============     ============     =============     =============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HELD TO MATURITY
                                                                               December 31, 1998
                                                     -----------------------------------------------------------------
                                                                         GROSS             GROSS
                                                      AMORTIZED       UNREALIZED        UNREALIZED           FAIR
                                                        COST             GAINS             LOSSES            VALUE
                                                     ------------     ------------     -------------     -------------
Mortgage-Backed Securities:
   GNMA securities                                   $    591,917     $         --     $      (9,734)    $     582,183
   FNMA securities                                      4,041,294           67,155                --         4,108,449
   FHLMC securities                                     3,473,008          153,099           (41,091)        3,585,016
                                                     ------------     ------------     -------------     -------------
Total held to maturity securities                    $  8,106,219     $    220,254     $     (50,825)    $   8,275,648
                                                     ============     ============     =============     =============

                                                                               December 31, 1997
                                                     -----------------------------------------------------------------
                                                                         GROSS             GROSS
                                                      AMORTIZED       UNREALIZED        UNREALIZED           FAIR
                                                        COST             GAINS             LOSSES            VALUE
                                                     ------------     ------------     -------------     -------------
Mortgage-Backed Securities:
   GNMA securities                                   $    983,511     $      9,070     $      (5,224)    $     987,357
   FNMA securities                                      5,952,755           56,539              --           6,009,294
   FHLMC securities                                     4,867,912          166,438           (37,310)        4,997,040
                                                     ------------     ------------     -------------     -------------
Total held to maturity securities                    $ 11,804,178     $    232,047     $     (42,534)    $  11,993,691
                                                     ============     ============     =============     =============

The amortized cost and fair value of securities at December 31, 1998, by contractual maturity, are shown below. Actual maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or prepaid with or without call or prepayment penalties. Because mortgage-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

                                                     Available-for-Sale Securities      Held-to-Maturity Securities
                                                     -----------------------------     -------------------------------
                                                                         ESTIMATED                          ESTIMATED
                                                       AMORTIZED           MARKET         AMORTIZED           MARKET
                                                         COST              VALUE            COST              VALUE
                                                     ------------     ------------     -------------     -------------
Due in one year or less                              $  1,999,658     $  2,025,940     $          --     $          --

Due after one year through five years                  16,488,660       16,755,470                --                --
                                                     ------------     ------------     -------------     -------------

                                                       18,488,318       18,781,410                --                --
Mortgage-backed securities                             21,541,962       21,427,983         8,106,219         8,275,648
                                                     ------------     ------------     -------------     -------------

   TOTAL                                             $ 40,030,280     $ 40,209,393     $   8,106,219     $   8,275,648
                                                     ============     ============     =============     =============

Given both contractual payments as well as estimated prepayments, the expected remaining lives of mortgage-backed securities ranges from two to five years.

Proceeds from the sales of available for sale securities were $5,144,428 during 1997. Gross gains of $48,055 and gross losses of $13,687 were realized on these sales. Proceeds from the sales of available for sale securities were $7,725,052 during 1998. Gross gains of $158,530 and gross losses of $14,890 were realized on these sales.

Investment securities with a carrying value of $2,315,000 and $2,262,000 were pledged as collateral to secure treasury tax and loan, trust assets and public funds at December 31, 1998 and 1997, respectively.

The unamortized net unrealized loss on certain mortgage-backed securities transferred from the available for sale category to the held to maturity category during 1994 (subsequent to the adoption of SFAS No. 115), of $121,887 at December 31, 1998, and $171,388 at December 31, 1997, is included, net of tax benefit, as a reduction of shareholders' equity and is being amortized on a level yield basis over the lives of the related mortgage-backed securities.

During 1998 and 1997, there were no transfers of securities from the available for sale category into the held to maturity or trading categories, and there were no securities classified as held to maturity that were transferred to available for sale or trading categories.


NOTE D - LOANS TO RELATED PARTIES

In the normal course of business the Bank has granted loans to officers and directors of the Bank and to their associates. As of December 31, 1998, all loans to officers, directors and their associates were performing in accordance with the contractual terms of the loans. Changes in these loans to persons considered to be related parties are as follows:

                                                                          1998               1997
                                                                      ------------     -------------

Balance at the beginning of year                                      $  1,634,660     $   1,410,672
Advances                                                                 6,455,064         5,175,452
Repayments                                                              (6,359,735)       (4,951,464)
Other changes                                                              964,558                --
                                                                      ------------     -------------
BALANCE AT END OF YEAR                                                $  2,694,547     $   1,634,660
                                                                      ============     =============

Other changes in loans to related parties resulted from loans to individuals who ceased being related parties during the year, as well as existing loans outstanding at the beginning of the year to individuals who became related parties during the year.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE E - ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING LOANS

Changes in the allowance for loan losses for each of the two years ended December 31 were as follows:

                                                                          1998              1997
                                                                      ------------     -------------
Balance at beginning of year                                          $    970,840     $     998,238
Provision for loan losses                                                  120,000           100,000
Loans charged off                                                          (96,867)         (156,266)
Recoveries of loans previously charged off                                  19,976            28,868
                                                                      ------------     -------------
                                            Balance at End of Year    $  1,013,949     $     970,840
                                                                      ============     =============

A summary of nonperforming loans follows:

                                                                          1998               1997
                                                                      ------------     -------------
Nonaccrual loans                                                      $  1,168,159     $   1,325,896
Accruing loans contractually past due 90 days or more                       14,239               454
                                                                      ------------     -------------
                                                             Total    $  1,182,398     $  $1,326,350
                                                                      ============     =============

If interest income on nonaccrual loans throughout the year had been recognized in accordance with the loans' contractual terms, approximately $88,000 and $119,000 of additional interest would have been recorded for the years ended December 31, 1998 and 1997, respectively. Included in the nonaccrual loans at December 31, 1998 are two loans which total $367,000 of which 90% is guaranteed by a U.S. Government agency.

The  following   information  relates  to  impaired  loans,  which  include  all nonaccrual loans and other loans past due 90 days or more, and all restructured loans, as of and for the years ended December 31, 1998 and 1997.

   Loans receivable for which there is a related allowance                1998              1997
   for credit losses, determined:                                     ------------     -------------
      Based on discounted cash flows                                  $    837,000     $   1,239,000
      Based on the fair value of collateral                                     --                --
                                                                      ------------     -------------
      Total                                                           $    837,000     $   1,239,000
                                                                      ============     =============

   Loans  receivable for which there is no related  allowance for credit losses determined:
      Based on discounted cash flows                                  $  1,237,000     $   1,346,000
      Based on the fair value of collateral                                585,000                --
                                                                      ------------     -------------
      Total                                                           $  1,822,000     $   1,346,000
                                                                      ============     =============
      Allowance for credit losses related to impaired loans           $    137,000     $     153,000
                                                                      ============     =============
      Average recorded investment in impaired loans                   $  2,966,000     $   3,039,000
                                                                      ============     =============
      Interest income recognized                                      $    224,000     $     143,000
                                                                      ============     =============
      Cash interest received                                          $    264,000     $     143,000
                                                                      ============     =============

The Bank has no commitments to lend additional funds to borrowers whose loans are impaired.

The Bank's lending activities are conducted principally in the Litchfield County section of Connecticut. The Bank grants single-family and multi-family residential loans, commercial real estate loans, commercial business loans and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, residential developments and for land development projects. Although lending activities are diversified, a substantial portion of many of the Bank's customers' net worth is dependent on real estate values in the Bank's market area.

The Bank has established credit policies applicable to each type of lending activity in which it engages, evaluates the creditworthiness of each customer and, in most cases, extends credit of up to 80% of the market value of the collateral at the date of the credit extension depending on the Bank's evaluation of the borrowers' creditworthiness and type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are marketable securities and time deposits. While collateral provides assurance as a secondary source of repayment, the bank ordinarily requires the primary source of repayment to be based on the borrower's ability to generate continuing cash flows. The Bank's policy for collateral requires that, generally, the amount of the loan may not exceed 80% of the original appraised value of the property. Private mortgage insurance is required for the portion of the loan in excess of 80% of the original appraised value of the property.

NOTE F - BANK PREMISES AND EQUIPMENT

The major categories of bank premises and equipment as of December 31 are as follows:

                                                                           1998              1997
                                                                      ------------     -------------
Land                                                                  $    674,849     $     674,849
Buildings                                                                2,154,957         2,004,611
Furniture and fixtures                                                   1,885,332         1,850,797
Leasehold improvements                                                     197,526           197,526
                                                                      ------------     -------------
                                                                         4,912,664         4,727,783
Less accumulated depreciation and amortization                           2,773,551         2,656,630
                                                                      ------------     -------------
                                                                      $  2,139,113     $   2,071,153
                                                                      ============     =============

Depreciation and amortization expense on bank premises and equipment for the years ended December 31, 1998 and 1997 was $360,343 and $334,265, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G - LEASE COMMITMENTS

At December 31, 1998, the Corporation was obligated under various noncancellable operating leases for office space. Certain leases contain renewal options and provide for increased rentals based principally on increases in the average consumer price index. Net rent expense under operating leases was approximately $77,000 and $52,000 for 1998 and 1997, respectively. The future minimum payments under operating leases are as follows:

     1999                         $ 81,000
     2000                           40,000
     2001                           23,000
                                  --------
     Total                        $144,000
                                  ========

NOTE H - FEDERAL HOME LOAN BANK STOCK AND ADVANCES


The Bank, which is a member of the Federal Home Loan Bank of Boston (the "FHLB"), purchased $201,100 of FHLB capital stock during 1998 and $95,100 of FHLB capital stock during 1997. The Bank is required to maintain an investment in capital stock of the FHLB in an amount equal to 1% of its outstanding residential first mortgage loans. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provision of the Federal Home Loan Bank. As a member of the FHLB, the Bank has access to a preapproved line of credit of up to 2% of its total assets and the capacity to borrow up to 30% of its total assets. In accordance with an agreement with the FHLB, the Bank is required to maintain qualified collateral, as defined in the FHLB Statement of Credit Policy, free and clear of liens, pledges and encumbrances for the advances. FHLB stock and other loans and investments which aggregate approximately 100% of the outstanding advance are used as collateral. Federal Home Loan Bank advances as of December 31, 1998 totaled $5,000,000 at a rate of 5.45% due in April 2003. Federal Home Loan Bank advances as of December 31, 1997 totaled $4,245,000 at a rate of 7.05% due on an overnight basis.


NOTE I - DEPOSITS


The following is a summary of time certificates of deposits by contractual maturity as of December 31, 1998:


     1999                         $68,196,943
     2000                          15,875,380
     2001                             914,135
     2002 and after                   909,385
                                  -----------
                                  $85,895,843
                                  ===========

Deposit  accounts  of  officers,   directors  and  their  associates  aggregated
$1,132,416 and $475,766 at December 31, 1998 and 1997, respectively.

NOTE J - INCOME TAXES

The components of the income tax provision (benefit) are as follows:

                                                                           1998              1997
                                                                      ------------     -------------
Current:
   Federal                                                            $    813,270     $     848,887
   State                                                                   204,178           223,188
                                                                      ------------     -------------
                                                                         1,017,448         1,072,075
Deferred:
   Federal                                                                 (43,493)          (47,499)
   State                                                                    (1,238)          (15,327)
                                                                      ------------     -------------
                                                                           (44,731)          (62,826)
                                                                      ------------     -------------
                                                             Total    $    972,717     $   1,009,249
                                                                      ============     =============


A reconciliation of the anticipated income tax expense (computed by applying the Federal statutory income tax rate of 34% to the income before taxes) to the provision for income taxes as reported in the statements of income is as follows:

                                                                           1998                   1997
                                                                 --------------------     ------------------
Provisions for income taxes at statutory federal rate            $  853,065       34%     $ 872,196      34%
Increase (decrease) resulting from:
   Connecticut corporation income tax net of federal tax benefit    122,272        5        138,262       5
   Tax exempt income                                                (19,595)      (1)       (19,242)     (1)
   Nondeductible interest expense                                     1,740       --          1,984      --
   Other                                                             15,235        1         16,049       1
                                                                 ----------       --      ---------      --
   Provisions for income taxes                                   $  972,717       39%    $1,009,249      39%
                                                                 ==========       ==     ==========      ==

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

                                                                           1998             1997
                                                                      ------------     -------------
Deferred tax assets:
   Allowance for loan losses                                          $    401,625     $     390,958
   Depreciation                                                            162,365           131,375
   All other                                                               175,148           127,481
                                                                      ------------     -------------
      Total gross deferred tax assets                                      739,138           649,814
                                                                      ------------     -------------
Deferred tax liabilities:
   Tax bad debt reserve                                                   (178,869)         (181,850)
   Prepaid pension costs                                                  (142,060)         (112,858)
   Unrealized gain on securities                                           (22,667)          (49,055)
   Prepaid expenses and other                                             (114,723)          (96,351)
                                                                      ------------     -------------
      Total gross deferred tax liabilities                                (458,319)         (440,114)
                                                                      ------------     -------------
Net deferred tax asset                                                $    280,819     $     209,700
                                                                      ============     =============

Based on the Corporation's earning history and amount of income taxes paid in prior years, management believes that it is more likely than not that the deferred tax asset will be realized.


NOTE K - EMPLOYEE BENEFITS


PENSION PLAN: The Bank has a noncontributory defined benefit pension plan that covers substantially all employees who have completed one year of service and have attained age 21. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Bank's funding policy is to contribute amounts to the Plan sufficient to meet the minimum funding requirements set forth in ERISA, plus such additional amounts as the Bank may determine to be appropriate from time to time. The actuarial information has been calculated using the projected unit credit method.

At December 31, 1998, the Bank adopted SFAS No. 132, "Employers' Disclosure About Pensions and Other Postretirement Benefits," which changed the information required to be disclosed for its pension plan. The 1997 information has also been presented in accordance with the new requirements.

The following table sets forth the plan's funding status and amounts recognized in the consolidated balance sheets at December 31, 1998 and 1997 using a measurement date of December 31:

                                                                           1998              1997
                                                                      ------------     -------------
Change in benefit obligation:
   Benefit obligation, beginning                                      $  1,505,805     $   1,390,713
   Service Cost                                                            128,716            94,300
   Interest cost                                                           113,723           103,951
   Actuarial gain                                                          (78,962)          (83,159)
   Benefits paid                                                           (56,414)               --
                                                                      ------------     -------------
   Benefit obligation, ending                                            1,612,868         1,505,805
                                                                      ============     =============
Change in plan assets:
   Fair value of plans assets, beginning                                 1,832,694         1,697,869
   Actual return on plan assets                                            346,041           357,999
   Employer contribution                                                   158,540           134,610
   Benefits paid                                                           (56,414)         (357,784)
                                                                      ------------     -------------
   Fair value of plan assets, ending                                     2,280,861         1,832,694
                                                                      ============     =============
Funded status                                                              667,993           326,889
Unrecognized net actuarial loss (gain)                                    (173,169)          110,309
Unrecognized service cost                                                 (136,178)         (148,439)
                                                                      ------------     -------------
   Prepaid benefit cost                                               $    358,646     $     288,759
                                                                      ============     =============
Components of net periodic benefit cost:
   Service cost                                                       $    128,716     $      94,300
   Interest cost                                                           122,129           103,951
   Expected return on plan assets                                         (137,452)         (127,340)
   Amortization of prior service cost                                      (27,236)          (27,236)
   Recognized net actuarial loss                                             2,496                --
                                                                      ------------     -------------
   Net periodic benefit cost                                          $     88,653     $      43,675
                                                                      ============     =============
Weighted-average assumptions:
   Discount rate                                                             7.00%             7.00%
   Expected return on plan assets                                            7.50%             7.50%
   Rate of compensation increase                                             5.00%             5.00%

In 1997, an employee of the Bank retired and the Bank made a lump-sum distribution of plan assets to this employee of approximately $300,000 in exchange for this individual's right to receive future pension benefits. This plan settlement resulted in a gain of approximately $6,900 which is included in the 1997 net periodic pension cost.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE SAVINGS PLAN: The Bank offers an employee savings plan under section 401(k) of the Internal Revenue Code. Under terms of the Plan, employees may contribute up to 10% of their pre-tax compensation. Currently, the Bank makes matching contributions equal to 75% of participant contributions up to the first 4% of pre-tax compensation of a contributing participant. Participants vest immediately in both their own contributions and the Bank's contributions. Employee savings plan expense was $64,127 for 1998 and $56,938 for 1997.

OTHER BENEFIT PLANS: Effective September 1, 1994, the Bank entered into a supplemental retirement plan with the President/Chief Executive Officer. At December 31, 1998 and 1997, accrued supplemental retirement benefits of $37,510 are recognized in the Corporation's balance sheet related to this plan. For the years ended December 31, 1998 and 1997, $0 and $20,726 of related expenses are included in operations.

Effective December 31, 1996, the Bank entered into a supplemental retirement plan with the Bank's Senior Lending Officer, who retired in 1997. At December 31, 1998 and 1997, accrued supplemental retirement benefits of $13,400 and $6,700, respectively, are recognized in the Corporation's balance sheet related to this Plan. Payments to this retiree will be $5,000 per year through 2008.

Beginning in 1996, the Corporation offers directors the option to defer their directors' fees. If deferred, the fees are held in a trust account with the Bank. The Bank has no control over the trust. The market value of the related trust assets and corresponding liability of $120,000 and $68,000 at December 31, 1998, and 1997, respectively are included in the Corporation's balance sheet.

The Corporation has agreements with certain members of senior management which provide for cash severance payments equal to two times annual compensation for the previous year, upon involuntary termination or reassignment of duties inconsistent with the duties of a senior executive officer, within 24 months following a "change in control" (as such terms are defined in the agreements). In addition, the agreements provide for the continuation of health and other insurance benefits for a period of 24 months following a change in control. The Corporation has similar agreements with other members of management which provide for cash severance of six months annual compensation if termination or reassignment of duties occurs within six months following a change of control, and provide for the continuation of health and other insurance benefits for a period of six months following a change in control.


NOTE L - SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

On November 24, 1999, the Board of Directors declared a 5% stock dividend payable on December 30, 1999. All per share, weighted average share and stock option data have been revised to give effect to this dividend.

On November 25, 1998 and November 25, 1997, the Board of Directors declared 5% stock dividends payable on December 31, 1998 and December 31, 1997, respectively. Payment of these dividends resulted in the issuance of 70,455 additional common shares in December 1998 and 26,393 additional common shares in December 1997. The market value of the shares issued was charged to retained earnings. The par value of the shares issued was credited to common stock and the remainder was credited to capital surplus. Fractional shares were payable in cash on an equivalent share basis of $19.25 for the 1998 stock dividend and $35.00 for the 1997 stock dividend.

During 1998, the Corporation purchased 22,260 shares (22,998 shares after giving effect to the stock split) of its stock at a price of $17.35 per share. On April 30, 1998, the Corporation declared a 5 for 2 stock split in the form of a 150% stock dividend payable on June 15, 1998 in common stock of the Corporation. This action resulted in the issuance of 838,666 additional common shares and fractional shares were payable in cash on an equivalent share basis of $16.90.

In November, 1997, the Board of Directors of the Corporation adopted a resolution authorizing the Corporation to repurchase up to 20,000 shares of the Corporation's common stock from time to time for a period of one year, at prices to be determined by the Corporation and sellers at the time of each transaction. The resolution was renewed in January 1999 for a period of one year, and the number of shares subject to repurchase was increased to 80,000.

As described in Note A, the Corporation adopted SFAS No. 128, "Earnings per Share," as of December 31, 1997. The following is information about the computation of net income per share for the years ended December 31, 1998 and 1997. Weighted-average shares and per share data have been restated to give effect to all stock dividends and splits.

                                                                            For the Year Ended December 31, 1998
                                                                      ------------------------------------------------
                                                                           NET                             PER SHARE
                                                                        INCOME              SHARES          AMOUNT
Basic Net Income Per Share
   Income available to common stockholders                            $  1,536,299         1,481,463     $        1.04
                                                                      ------------         ---------     =============
Effect of Dilutive Securities
   Options Outstanding                                                          --            67,173
                                                                      ------------         ---------
Diluted Net Income Per Share
   Income available to common stockholders plus assumed conversions   $  1,536,299         1,548,636     $         .99
                                                                      ============         =========     =============

                                                                            For the Year Ended December 31, 1997
                                                                      ------------------------------------------------
Basic Net Income Per Share
   Income available to common stockholders                            $  1,556,034         1,479,015     $        1.05
                                                                      ------------         ---------     =============
Effect of Dilutive Securities
   Options Outstanding                                                          --            43,698
                                                                      ------------         ---------
Diluted Net Income Per Share
   Income available to common stockholders plus assumed conversions   $  1,556,034         1,522,713     $        1.02
                                                                      ============         =========     =============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE M - STOCK OPTION PLANS

At December 31, 1998, the Corporation has two fixed option plans, which are described below. As permitted by SFAS No. 123, the Corporation has elected to continue to measure compensation costs for stock based compensation plans using the intrinsic value based method of accounting presented under APB Opinion No. 25 and related interpretations, and to make pro forma disclosure of net income and earnings per share, as if the fair value method of accounting defined by SFAS No. 123 had been applied. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the options granted been determined consistent with the SFAS No. 123, the Corporation's net income and earnings per share amounts would have been reduced to the pro forma amounts indicated below:

Years ended December 31,                                                  1998              1997
                                                                      ------------     -------------
Net income                                         As Reported        $  1,536,299     $   1,556,034
                                                     Pro forma        $  1,493,032     $   1,530,930

Basic net income per share                         As Reported        $       1.04     $        1.05
                                                     Pro forma        $       1.01     $        1.04

Diluted net income per share                       As Reported        $        .99     $        1.02
                                                     Pro forma        $        .96     $        1.00


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997: dividend yield of 2.6% in 1998 and 3.3% for 1997; expected volatility of 16% in 1998 and 6.9% in 1997; risk free interest rates of 5.26% and 6.40%, respectively for 1998 and 1997; and expected lives of 6 to 8 years.

OPTION PLAN FOR PRESIDENT

In 1990 the Board of Directors granted the Corporation's President/Chief Executive Officer certain stock options to purchase a maximum of 3,000 shares of the Corporation's common stock. The exercise price is $55 per share which was the fair market value of the common stock on March 1, 1990, the date the President joined the Corporation. The stock options are exercisable for up to 20% of the 3,000 shares approved per annum (600 shares), and expire ten years from the grant thereof. The options are cumulative so that if shares are not purchased in any particular year, such shares may be purchased in a subsequent year.

In 1994, the Board of Directors amended the plan to provide for adjustments in the price and number of options granted upon the occurrence of changes in the Corporation's capital structure. The effect of this amendment, as of December 31, 1998, was to retroactively increase the number of options to 30,548 to include the effect of the annual 5% stock dividends paid since April 11, 1990 as well as the stock splits of February 8, 1995 and April 30, 1998.

There were 551 options exercised in 1998, and no options exercised in 1997. At December 31, 1998, there were outstanding and exercisable options for the purchase of 29,997 shares at a price of $5.41 per share.

OPTION PLAN FOR OFFICERS AND OUTSIDE DIRECTORS

A stock option plan for officers and outside directors was approved by the shareholders during 1994. The price and number of options in the plan have been adjusted for all stock dividends and splits.

The stock option plan for directors automatically grants each director an initial option of 2,520 shares of the Corporation's common stock. Automatic annual grants of an additional 428 shares for each director will be given for each of the four following years.

The stock option plan for officers grants options based upon individual officer performance.

Under both the director and officer plans, the price per share of the option will be the fair market value of the Corporation's stock at the date of the grant. No option may be exercised until 12 months after it is granted. Options are exercisable for a period of ten years from the grant thereof.

Activity in the option plan for officers and outside directors for 1998 and 1997 is summarized as follows: (The number of shares and price per share have been adjusted to give retroactive effect to all stock dividends and splits.)

                                                  1998                       1997
                                           -------------------       -------------------
Options outstanding at beginning of year   91,717       $ 8.76       66,649       $ 7.82
   Granted                                 24,136        13.75       25,068        11.26
   Exercised                               20,077         8.42           --           --
   Cancelled                                   --           --           --           --
                                           ------                    ------
Options outstanding at end of year         95,776        10.09       91,717         8.76
                                           ======                    ======
Options exercisable at end of year         71,640         8.85       66,649         7.82
                                           ======                    ======

Weighted average fair value of options
   granted during the year                              $ 3.15                     $1.80
                                                        ======                     =====

At December 31, 1998, exercise prices ranged from $6.43 to $15.94 with an average remaining contractual life of 7.5 years and a weighted average exercise price of $10.09.

At December 31, 1998, the Corporation has reserved 158,163 shares of common stock for issuance under the stock option plans.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE N - RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

Dividends are paid by the Corporation from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. The approval of the Comptroller of the Currency is required to pay dividends in excess of the Bank's earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 1998, the Bank had retained earnings of approximately $11,249,700 of which approximately $2,690,000 was available for distribution to the Corporation as dividends without prior regulatory approval.

Under Federal Reserve regulation, the Bank is also limited to the amount it may loan to the Corporation, unless such loans are collateralized by specified obligations. At December 31, 1998, the maximum amount available for transfer from the Bank to the Corporation in the form of loans approximated 10% of consolidated net assets.


NOTE 0 - COMMITMENTS AND CONTINGENCIES


FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These instruments include commitments to extend credit and unused lines of credit, and expose the Bank to credit risk in excess of the amounts recognized in the balance sheets.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral becomes worthless. The Bank uses the same credit policies in making off-balance-sheet commitments and conditional obligations as it does for on-balance-sheet instruments. Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary. Total credit exposures at December 31, 1998 and 1997 related to these items are summarized below:

                                                                       1998                1997
                                                                  -------------       -------------
                                                                     Contract             Contract
                                                                     Amount               Amount
                                                                  -------------       -------------
Loan commitments:
   Approved mortgage and equity loan commitments                   $   6,390,294       $   2,888,792
   Approved commercial loan commitments                                  410,000             850,000
   Unadvanced portion of construction loans                            2,706,408           1,371,003
   Unadvanced portion of:
      Commercial lines of credit                                       3,464,962           2,041,014
      Home equity lines of credit                                     11,735,902          11,267,435
      Overdraft protection                                               485,474             475,206
      Credit Cards                                                     1,135,251             829,671
      Floor plans                                                        267,764             829,156
   Standby letters of credit                                             125,000              65,000
                                                                   -------------       -------------
                                                                   $  26,721,055       $  20,617,277
                                                                   =============       =============

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held is primarily residential property. Interest rates on the above are primarily variable. Standby letters of credit are written commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. These financial instruments are recorded in the financial statements when they become payable.

The Bank has entered into a contract for the renovation of a building for $715,000. The renovation is expected to be completed in 1999, and approximately $70,000 has been expended under this contract at December 31, 1998.

LEGAL PROCEEDINGS

The Corporation is involved in various legal proceedings which arose during the course of business and are pending against the Corporation. Management believes the ultimate resolution of these actions and the liability, if any, resulting from such actions will not materially affect the financial condition or results of operations of the Corporation.


NOTE P - RELATED PARTY TRANSACTIONS


For the years ended December 31, 1998 and 1997, the Bank paid approximately $143,000 and $162,000, respectively, for insurance and legal fees, to companies, the principals of which are Directors of the Corporation.

NOTE Q - REGULATORY CAPITAL


The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

Tier 1 capital consists of common shareholders' equity, noncumulative and cumulative perpetual preferred stock, and minority interests less goodwill. Total capital includes the allowance for loan losses (up to a certain amount), perpetual preferred stock (not included in Tier 1), hybrid capital instruments, term subordinated debt and intermediate-term preferred stock. Risk adjusted assets are assets adjusted for categories of on and off-balance sheet credit risk.

As of December 31, 1998, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There were no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios compared to required regulatory amounts and ratios are presented below:

                                                                                                      TO BE WELL
                                                                             MINIMUM REQUIRED       CAPITALIZED UNDER
                                                                               FOR CAPITAL         PROMPT CORRECTIVE
                                                            ACTUAL          ADEQUACY PURPOSES        ACTION PURPOSES
                                                    -------------------     -----------------      -----------------
                                                       AMOUNT     RATIO       AMOUNT    RATIO        AMOUNT    RATIO
                                                    -----------   -----     ----------  -----      ----------- -----
As of December 31, 1998

   Total Capital (to Risk Weighted Assets)          $14,954,060   12.24%    $9,773,895    8%       $12,217,369   10%
   Tier I Capital (to Risk Weighted Assets)          13,940,111   11.41      4,886,980    4          7,330,470    6
   Tier I Capital (to Average Assets)                13,940,111    6.51      8,565,352    4         10,706,690    5


As of December 31, 1997

   Total Capital (to Risk Weighted Assets)          $14,328,156   12.80%    $8,955,097    8%       $11,193,872   10%
   Tier I Capital (to Risk Weighted Assets)          13,357,315   11.93      4,478,563    4         6,717,845     6
   Tier I Capital (to Average Assets)                13,357,315    6.76      7,903,737    4         9,879,671     5

The Corporation is also considered to be well capitalized under the regulatory framework specified by the Federal Reserve. Actual and required ratios are not substantially different from those shown above.


NOTE R - FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK


SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value of other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

Management uses its best judgement in estimating the fair value of the Corporation's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Corporation could have realized in a sales transaction at either December 31, 1998 or 1997. The estimated fair value amounts for 1998 and 1997 have been measured as of their respective year-ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The information presented should not be interpreted as an estimate of the fair value of the entire Corporation since a fair value calculation is only required for a limited portion of the Corporation's assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Corporation's disclosures and those of other companies or banks may not be meaningful.

The fair value of the Federal Home Loan Bank stock and Federal Reserve Bank stock is estimated to equal the carrying value, due to the historical experience that these stocks are redeemed at par.

The fair value of securities is based on quoted market prices or dealer quotes, if available, or if not available, on dealer quotes for similar instruments.

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgages, commercial mortgages, construction mortgages, commercial, installment and other loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The majority of residential mortgages are priced by a broker using market rates for similar loans.

Fixed rate installment and commercial mortgage loans were priced using the discounted cash flow method. The fair value was determined using a discount rate equivalent to the prevailing market rate for similar loans.

Variable rate installment and commercial mortgage loans were valued at carrying value due to the frequent repricing characteristics of the portfolio.

The remaining portfolio, such as collateral, home equity lines and overdraft protection loans were valued at carrying value due to the frequent repricing characteristics of the portfolios. The fair value of fees associated with off-balance-sheet lending commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standings.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE R - FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK (Continued)


All nonperforming loans were valued using the discounted cash flow method. The fair values of the assets were determined using a discount rate commensurate with the anticipated risks and repayment period.

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, and money market accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit and other borrowings is based on the discounted value of contractual cash flows that applies interest rates currently offered or that would be paid for deposits or borrowings of similar remaining maturities to a schedule of aggregate expected maturities.

Cash and due from banks, federal funds sold, interest income receivable, and short term borrowings are short term, and therefore, book value is a reasonable estimate of fair value.

The recorded book balances and estimated fair values of the Corporation's financial instruments at December 31, 1998 and 1997 is as follows:

                                                              1998                              1997
                                                 -------------------------------    ------------------------------

                                                      Book           Estimated           Book          Estimated
                                                      Value          Fair Value          Value         Fair Value
                                                 -------------     -------------    -------------     -------------
Financial Assets:
Cash and due from banks                          $   6,156,166     $   6,156,166    $   7,369,014     $   7,369,014
Federal Funds sold                                   2,600,000         2,600,000               --                --
Available for sale securities                       40,209,393        40,209,393       36,193,070        36,193,070
Held to maturity securities                          8,106,219         8,275,648       11,804,178        11,993,691
Federal Home Loan Bank stock                         1,372,400         1,372,400        1,171,300         1,171,300
Federal Reserve Bank stock                              81,850            81,850           81,850            81,850
Loans held for sale                                    379,600           379,600               --                --
Loans, net                                         151,691,144       152,397,684      141,061,293       141,640,497
Accrued interest receivable                          1,213,751         1,213,751        1,328,336         1,328,336

Financial Liabilities:
Savings deposits                                    35,558,082        35,558,082       32,271,390        32,371,390
Money market and demand deposits                    73,487,547        73,487,547       65,367,741        65,367,741
Time certificates of deposit                        85,895,843        86,650,450       85,934,129        86,262,676
Federal Home Loan Bank Advances                      5,000,000         4,986,538        4,245,000         4,245,000
Collateralized borrowings                              270,268           270,268               --                --

Loan commitments on which the committed interest rate is less than the current market rate are insignificant at December 31, 1998 and 1997.

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.


NOTE S - OTHER COMPREHENSIVE INCOME


Other comprehensive income, which is comprised solely of the change in unrealized gains and losses on available for sale securities, is as follows:

                                                                                                     1998
                                                                                 -----------------------------------------
                                                                                  Before-Tax     Tax (Expense)  Net-of-Tax
                                                                                    Amount          Benefit        Amount
                                                                                 ---------      ---------      ---------
Unrealized holding gains arising during the period                                $  42,587      $ (17,035)     $  25,552
Less: reclassification adjustment for gains recognized in net income               (103,660)        41,464        (62,196)
                                                                                  ---------      ---------      ---------
Unrealized holding loss on available for sale securities, net of taxes            $ (61,073)     $  24,429      $ (36,644)
                                                                                  =========      =========      =========
                                                                                                    1997
                                                                                 -----------------------------------------
Unrealized holding gains arising during the period                                $ 176,319      $ (70,528)     $ 105,791
Less: reclassification adjustment for losses recognized in net income                43,696        (17,478)        26,218
                                                                                  ---------      ---------      ---------
Unrealized holding gain on available for sale securities, net of taxes            $ 220,015      $ (88,006)     $ 132,009
                                                                                  =========      =========      =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE T - FIRST LITCHFIELD  FINANCIAL  CORPORATION  PARENT COMPANY ONLY FINANCIAL
         INFORMATION

Condensed Balance Sheets                                                 Years Ended December 31,
                                                                      ------------------------------
                                                                          1998              1997
                                                                      ------------     -------------
Assets
   Cash and due from banks                                            $    429,256     $     160,271
   Investment in The First National Bank of Litchfield                  13,976,647        13,430,495
   Other assets                                                             46,679             5,585
                                                                      ------------     -------------
Total Assets                                                          $ 14,452,582     $  13,596,351
                                                                      ------------     -------------
Liabilities and Shareholders' Equity
Liabilities:
   Other liabilities                                                  $    141,206     $     128,785
                                                                      ------------     -------------
Total Liabilities                                                          141,206           128,785
                                                                      ------------     -------------
Shareholders' Equity                                                    14,311,376        13,467,566
                                                                      ------------     -------------
Total Liabilities and Shareholders' Equity                            $ 14,452,582     $  13,596,351
                                                                      ============     =============

Condensed Statements of Income                                           Years Ended December 31,
                                                                      ------------------------------
                                                                           1998              1997
                                                                      ------------     -------------
Dividends from subsidiary                                             $  1,044,600     $     503,693
Other expenses, net                                                        137,777            16,911

Income before taxes and equity in earnings of subsidiary                   906,823           486,782
Income tax benefit                                                         (46,679)           (5,585)

Income before equity in undistributed earnings of subsidiary               953,502           492,367
Equity in undistributed earnings of subsidiary                             582,797         1,063,667
                                                                      ------------     -------------
Net income                                                            $  1,536,299     $   1,556,034
                                                                      ============     =============

   Condensed Statements of Cash Flows                                     Years Ended December 31,
                                                                      ------------------------------
                                                                           1998              1997
                                                                      ------------     -------------
Cash flows from operating activities:
Net Income                                                            $  1,536,299     $   1,556,034
Adjustments to reconcile net income
   to cash provided by operating activities:
   Equity in undistributed earnings of subsidiary                         (582,797)       (1,063,667)
   Other, net                                                              (41,093)           (3,160)
                                                                      ------------     -------------
   Cash provided by operating activities                                   912,409           489,207
                                                                      ------------     -------------
Cash flows from financing activities:
Stock options exercised                                                    167,136                --
Purchase of treasury stock                                                (279,139)               --
Distribution in cash for fractional shares of common stock                  (4,855)           (6,084)
Dividends paid on common stock                                            (526,566)         (490,768)
                                                                      ------------     -------------
   Cash used by financing activities                                      (643,424)         (496,852)
                                                                      ------------     -------------
   Net increase in cash and cash equivalents                               268,985            (7,645)
Cash and cash equivalents at the beginning of the year                     160,271           167,916
                                                                      ------------     -------------
Cash and cash equivalents at the end of the year                      $    429,256     $     160,271
                                                                      ============     =============

NOTE U - YEAR 2000 ISSUE

The Year 2000 ("Y2K") Issue relates to whether computer systems will properly recognize and process date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or possibly fail. The Bank is heavily dependent on computer processing in the conduct of substantially all of its business activities.

In 1998 and 1997, the Bank developed and began implementation of a five-base plan (the "Y2K Plan") for Y2K information systems compliance, including its core processing system maintained by a service center. Phase I, Awareness, is management's knowledge and recognition of the Y2K issue and included appointing a project team to address the impact on the Bank. Phase II, Assessment, deals with management's determination of the magnitude that the Y2K issue could have on the Bank. This phase includes an inventory of systems and assessment with customers and other third parties. Phase III, Resolution, involves the process of reprogramming and restructuring data files for compliance with the Y2K issue. This occurs through reprogramming or replacement of all existing systems which are not Y2K compliant. Phase IV, Validation, is the testing phase of the plan. Phase V, Implementation is the final phase of the program and involves placing the revised and tested systems into operation.

For most systems which the Bank has identified as mission critical, the Bank is currently in phases IV and V of the Y2K Plan. The Bank expects to complete these phases for all mission critical and nonmission critical systems by June 30, 1999.

The Bank's costs to date for upgrading all existing systems have not been significant, and the remaining costs to complete the Y2K Plan are not expected to be significant.

CONSOLIDATED BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------
September 30,
                                                                                     1999              1998
                                                                                 -------------    -------------
                                                                                  (Unaudited)       (Unaudited)
     ASSETS
           Cash and due from banks                                               $   8,693,481    $   4,302,319
                                                                                 -------------    -------------
                                                  CASH AND CASH EQUIVALENTS          8,693,481        4,302,319
                                                                                 -------------    -------------
           Securities:
               Available for sale securities:
                   U.S. Treasuries and other securities
                     (amortized cost $25,490,636-1999                               24,934,460       22,441,075
                     and $21,987,133-1998)
                   Mortgage-backed securities
                     (amortized cost $19,294,154-1999
                     and $22,621,485-1998)                                          19,039,173       22,581,950
               Held to maturity securities:
                   Mortgage-backed securities
                     (market value $5,756,931-1999
                     and $9,289,843-1998)                                            5,770,922        9,061,166
                                                                                 -------------    -------------
                                                           TOTAL SECURITIES         49,744,555       54,084,191
                                                                                 -------------    -------------

           Federal Home Loan Bank stock, at cost                                     1,910,000        1,372,400
           Federal Reserve Bank Stock, at cost                                          81,850           81,850
           Loans Held for Sale                                                         917,268             --
           Loans Receivable:
               Real estate-residential mortgage                                    113,503,816      110,248,965
               Real estate-commercial mortgage                                      19,209,501       15,683,141
               Real estate-construction                                              6,815,179        6,027,251
               Commercial                                                            6,868,616        4,932,103
               Installment                                                          30,069,646       12,497,222
               Other                                                                    91,050           50,541
                                                                                 -------------    -------------
                                                                TOTAL LOANS        176,557,808      149,439,223
               Net deferred loan origination costs                                   1,037,657          221,277
               Allowance for loan losses                                            (1,100,686)      (1,027,724)
                                                                                 -------------    -------------
                                                                  NET LOANS        176,494,779      148,632,776
                                                                                 -------------    -------------

           Bank premises and equipment, net                                          2,989,850        2,073,044
           Deferred income taxes                                                       622,783          237,645
           Accrued interest receivable                                               1,412,377        1,360,797
           Other assets                                                              1,476,507        1,082,341
                                                                                 -------------    -------------

                                                               TOTAL ASSETS      $ 244,343,450    $ 213,227,363
                                                                                 =============    =============

     LIABILITIES
           Deposits
           Noninterest bearing:
                 Demand                                                          $  32,061,496    $  26,632,055
           Interest bearing:
                 Savings                                                            39,582,700       29,778,020
                 Money market                                                       42,405,803       40,753,127
                 Time certificates of deposit in denominations of
                    $100,000 or more                                                15,622,116       19,844,475
                 Other time certificates of deposit                                 64,273,592       74,640,166
                                                                                 -------------    -------------
                                                             TOTAL DEPOSITS        193,945,707      191,647,843
                                                                                 -------------    -------------

           Federal Home Loan Bank advances                                          33,964,000        6,200,000
           Collateralized borrowings                                                   513,007             --
           Accrued taxes and other liabilities                                       1,080,457          917,595
                                                                                 -------------    -------------
                                                          TOTAL LIABILITIES        229,503,171      198,765,438
                                                                                 -------------    -------------
           Commitments & Contingencies                                                    --               --

     SHAREHOLDERS' EQUITY
           Preferred stock $.00001 par value;
               1,000,000 shares authorized, 0 shares
               outstanding                                                                --               --
           Common stock $.01 par value
               Authorized - 5,000,000  shares - 1999,
               2,500,000 shares - 1998
               Issued - 1,567,353 shares, outstanding -
               1,484,934 shares-1999 and
               Issued - 1,467,553 shares, outstanding -
               1,412,056 shares-1998                                                    15,673           14,675
           Capital surplus                                                          10,933,466        9,321,963
           Retained earnings                                                         5,082,020        5,377,524
           Less: Treasury stock at cost-82,419 shares - 1999,
                 55,497 shares - 1998                                                 (701,061)        (421,922)
           Accumulated other comprehensive income -
              net unrealized (loss) gain
              on available for sale securities (net of taxes)                         (489,819)         169,685
                                                                                 -------------    -------------
                                                 TOTAL SHAREHOLDERS' EQUITY         14,840,279       14,461,925
                                                                                 -------------    -------------
                                 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 244,343,450    $ 213,227,363
                                                                                 =============    =============

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------------------------------
Nine Months ended September 30,
                                                                                 1999          1998
                                                                              -----------   -----------
                                                                              (Unaudited)   (Unaudited)
     INTEREST AND DIVIDEND INCOME
          Interest and fees on loans                                          $ 9,369,903   $ 8,586,964
                                                                              -----------   -----------
          Interest and dividends on securities:
             Mortgage-backed                                                    1,135,076     1,413,633
             U.S. Treasury and other                                            1,193,714       946,354
          Deposits with banks                                                          16            47
          Other interest income                                                    11,811       153,357
                                                                              -----------   -----------
                                                      TOTAL INTEREST INCOME    11,710,520    11,100,355
                                                                              -----------   -----------

INTEREST EXPENSE
          Interest on deposits:
             Savings                                                              383,279       340,325
             Money market                                                       1,075,641     1,042,836
             Time certificates of deposit in denominations
                  of $100,000 or more                                             385,340       502,398
             Other time certificates of deposit                                 2,597,470     3,235,692
                                                                              -----------   -----------
                                                 TOTAL INTEREST ON DEPOSITS     4,441,730     5,121,251
          Interest on Federal Home Loan Bank advances                             778,366       202,286
          Interest on borrowed money                                                  743          --
                                                                              -----------   -----------
                                                     TOTAL INTEREST EXPENSE     5,220,839     5,323,537
                                                                              -----------   -----------
                                                        NET INTEREST INCOME     6,489,681     5,776,818
PROVISION FOR LOAN LOSSES                                                          90,000        90,000
                                                                              -----------   -----------
                                                  NET INTEREST INCOME AFTER
                                                  PROVISION FOR LOAN LOSSES     6,399,681     5,686,818
                                                                              -----------   -----------
NONINTEREST INCOME
          Banking service charges and fees                                        350,725       336,943
          Trust                                                                   535,500       486,756
          Gains on sales of available for sale securities                            --         143,640
          Other                                                                   173,532       119,545
                                                                              -----------   -----------
                                                   TOTAL NONINTEREST INCOME     1,059,757     1,086,884
                                                                              -----------   -----------

NONINTEREST EXPENSES
          Salaries                                                              2,100,645     1,918,120
          Employee benefits                                                       536,598       529,676
          Net occupancy                                                           362,102       310,477
          Equipment                                                               316,088       283,684
          Regulatory assessments and deposit insurance                             63,566        61,333
          Computer services                                                       535,506       398,861
          Supplies                                                                156,994       134,377
          Commissions, services and fees                                          182,685       119,165
          Postage                                                                  81,127        72,834
          Insurance                                                                59,717        63,473
          Advertising                                                             170,257       108,573
          OREO & non-performing loan expenses - net                                 3,463         1,440
          Other                                                                   888,841       695,700
                                                                              -----------   -----------
                                                 TOTAL NONINTEREST EXPENSES     5,457,589     4,697,713
                                                                              -----------   -----------

                                                 INCOME BEFORE INCOME TAXES     2,001,849     2,075,989

PROVISION FOR INCOME TAXES                                                        641,219       805,600
                                                                              -----------   -----------
                                                                 NET INCOME   $ 1,360,630   $ 1,270,389
                                                                              ===========   ===========

INCOME PER SHARE

                                                 BASIC NET INCOME PER SHARE   $      0.92   $      0.86
                                                                              ===========   ===========
                                               DILUTED NET INCOME PER SHARE   $      0.88   $      0.82
                                                                              ===========   ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)
---------------------------------------------------------------------------------------------------------------
Nine Months ended September 30, 1999 and 1998

                                                       Common        Capital         Retained        Treasury
                                                       Stock         Surplus         Earnings          Stock
                                                    ------------   ------------    ------------    ------------
BALANCE, JANUARY 1, 1998                            $      5,577   $  7,962,259    $  5,848,472    $   (421,922)

Comprehensive income:
   Net income                                               --             --         1,270,389            --
   Change in unrealized holding loss on available
      for sale securities, net of taxes                     --             --              --              --

        Total comprehensive income
Cash dividends declared
   $.44 per share                                           --             --          (397,781)           --
5 for 2 stock split in the form of a
   150% stock dividend
   April 30, 1998--838,666 shares
     including 31,713 treasury shares                      8,387         (8,387)           --              --
Fractional shares paid in cash                              --             --            (1,504)           --
Stock options exercised - 1,424 shares                        14         26,736            --              --
5% stock dividend declared
    November 25, 1998 - 69,717 shares including
     2,642 treasury shares                                   697      1,341,355      (1,342,052)           --

                                                    ------------   ------------    ------------    ------------

BALANCE, SEPTEMBER 30, 1998                         $     14,675   $  9,321,963    $  5,377,524    $   (421,922)
                                                    ============   ============    ============    ============


BALANCE, JANUARY 1, 1999                            $     14,831   $  9,476,362    $  5,484,708    $   (701,061)

Comprehensive income:

   Net income                                               --             --         1,360,630            --
   Change in unrealized holding loss on available
      for sale securities, net of taxes                     --             --              --              --

        Total comprehensive income

Cash dividends declared
   $.30 per share                                           --             --          (423,578)           --
Stock options exercised - 9,872 shares                        98        118,108            --              --
5% stock dividend declared
    November 24, 1999 - 74,430 shares including
     3,924 treasury shares                                   744      1,338,996      (1,339,740)           --

                                                    ------------   ------------    ------------    ------------

BALANCE, SEPTEMBER 30, 1999                         $     15,673   $ 10,933,466    $  5,082,020    $   (701,061)
                                                    ============   ============    ============    ============

                                                        Accumulated
                                                           Other           Total
                                                       Comprehensive   Shareholders'
                                                          Income          Equity
                                                       ------------    ------------
BALANCE, JANUARY 1, 1998                               $     73,180    $ 13,467,566
                                                                       ------------
Comprehensive income:
   Net income                                                  --         1,270,389
   Change in unrealized holding loss on available
      for sale securities, net of taxes                      96,505          96,505
                                                                       ------------
        Total comprehensive income                                        1,366,894
Cash dividends declared
   $.44 per share                                              --          (397,781)
5 for 2 stock split in the form of a
   150% stock dividend
   April 30, 1998--838,666 shares
     including 31,713 treasury shares                          --              --
Fractional shares paid in cash                                 --            (1,504)
Stock options exercised - 1,424 shares                         --            26,750
5% stock dividend declared
    November 25, 1998 - 69,717 shares including
     2,642 treasury shares                                     --              --

                                                       ------------    ------------

BALANCE, SEPTEMBER 30, 1998                            $    169,685    $ 14,461,925
                                                       ============    ============


BALANCE, JANUARY 1, 1999                               $     36,536    $ 14,311,376

Comprehensive income:

   Net income                                                  --         1,360,630
   Change in unrealized holding loss on available
      for sale securities, net of taxes                    (526,355)       (526,355)
                                                                       ------------
        Total comprehensive income                                          834,275

Cash dividends declared
   $.30 per share                                              --          (423,578)
Stock options exercised - 9,872 shares                         --           118,206
5% stock dividend declared
    November 24, 1999 - 74,430 shares including
     3,924 treasury shares                                     --              --

                                                       ------------    ------------

BALANCE, SEPTEMBER 30, 1999                            $   (489,819)   $ 14,840,279
                                                       ============    ============


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------
Nine months ended September 30
                                                                           1999            1998
                                                                       ------------    ------------
                                                                        (Unaudited)     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                             $  1,360,630    $  1,270,389
Adjustments to reconcile net income to net cash
  provided by operating activities:
        Amortization and accretion of premiums and discounts
            on investment securities, net                                    52,649          40,844
        Provision for loan losses                                            90,000          90,000
        Depreciation and amortization                                       287,591         265,983
        Deferred income taxes                                                  --           (44,731)
        Gains on sale of available for sale securities                         --          (143,640)
        Loss on sale of foreclosed real estate                                 --             1,440
        Loans originated for sale                                          (537,668)           --
        Loss on disposals of bank premises and equipment                        715           1,537
        Increase in accrued interest receivable                            (198,626)        (32,461)
        Increase in other assets                                           (369,406)       (362,161)
        Increase in deferred loan origination costs                        (770,597)        (35,885)
        Increase in accrued taxes and other liabilities                     265,778         182,076
                                                                       ------------    ------------

           Net cash provided by operating activities                        181,066       1,233,391
                                                                       ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Available for sale Mortgage-backed securities:
        Proceeds from maturities and principal payments                   6,206,309       5,120,120
        Purchases                                                        (3,994,548)    (10,437,895)
        Proceeds from sales                                                    --         2,570,052
Available for sale US Treasury and other investment securities:
        Proceeds from maturity                                            2,000,000       5,000,000
        Purchases                                                        (8,998,813)    (15,992,990)
        Proceeds from sales                                                    --         5,155,000
Held to maturity mortgage-backed securities:
        Proceeds from maturities and principal payments                   2,437,143       2,759,893
Purchase of Federal Home Loan Bank Stock                                   (537,600)       (201,100)
Net increase in loans                                                   (24,123,038)     (7,625,598)
Purchase of bank premises and equipment                                  (1,139,043)       (269,411)
Proceeds from sale of foreclosed real estate                                   --            59,082
                                                                       ------------    ------------

          Net cash used in investing activities                         (28,149,590)    (13,862,847)
                                                                       ------------    ------------


CASH FLOWS FROM FINANCING ACTIVITIES

Net increase (decrease) in savings, money market and demand deposits      5,004,370        (575,929)
Net (decrease) increase in certificates of deposit                       (6,000,135)      8,550,512
Net increase  in borrowings under Federal Home Loan
   Bank advances                                                         28,964,000       1,955,000
Net increase in collateralized borrowings                                   242,739            --
Distribution in cash for fractional shares of common stock                     --            (1,504)
Proceeds from exercise of stock options                                     118,206          26,750
Dividends paid on common stock                                             (423,341)       (392,068)
                                                                       ------------    ------------

          Net cash provided by financing activities                      27,905,839       9,562,761
                                                                       ------------    ------------

          Net (decrease) increase in cash and cash equivalents              (62,685)     (3,066,695)
CASH AND CASH EQUIVALENTS, at beginning of year                           8,756,166       7,369,014
                                                                       ------------    ------------
CASH AND CASH EQUIVALENTS, at end of year                              $  8,693,481    $  4,302,319
                                                                       ============    ============

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
        Interest on deposits and borrowings                            $  5,100,768    $  5,249,021
                                                                       ============    ============
        Income taxes                                                   $    689,656    $    855,446
                                                                       ============    ============

See notes to consolidated financial statements

Notes to Unaudited Consolidated Financial Statements

1. The accompanying unaudited consolidated financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. The accompanying consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements of the Corporation and notes thereto for the fiscal year ended December 31, 1998.

     The information furnished reflects, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of the interim periods presented.

2. The Corporation is required to present basic income per share and diluted income per share in its income statements. Basic income per share amounts are computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share assumes exercise of all potential common stock instruments in weighted average shares outstanding, unless the effect is antidilutive. The Corporation is also required to provide a reconciliation of the numerator and denominator used in the computation of both basic and diluted income per share to be disclosed. The following is information about the computation of income per share for the nine months ended September 30, 1999 and 1998.


                 Nine months ended September 30, 1999

                                                                   Net Income        Shares        Amount
                                                                  -----------------------------------------
           Basic Net Income Per Share
            Income available to common stockholders               $ 1,360,630        1,483,554     $ .92
                                                                                                   =====

           Effect of  Dilutive Securities
            Options outstanding                                            --           61,354
                                                                  -----------        ---------

           Diluted Net Income Per Share
             Income available to common stockholders
               plus assumed conversions                           $ 1,360,630        1,544,908     $ .88
                                                                  ===========        =========     =====

                 Nine months ended September 30, 1998

                                                                    Net Income        Shares        Amount
                                                                  -----------------------------------------
           Basic Net Income Per Share
            Income available to common stockholders               $ 1,270,389        1,481,356      $ .86
                                                                                                    =====
           Effect of  Dilutive Securities
            Options outstanding                                           --            66,990
                                                                  -----------        ---------

           Diluted Net Income Per Share
             Income available to common stockholders
               plus assumed conversions                           $ 1,270,389        1,548,346      $ .82
                                                                  ===========        =========      =====

3. On November 24, 1999 and November 25, 1998, the Board of Directors declared 5% stock dividends payable on December 30, 1999 and 1998, respectively. Payment of the dividends resulted in the issuance of 70,506 and 69,717 additional common shares in December, 1999 and December, 1998, respectively. The market value of the shares issued was charged to retained earnings. The par value of the shares issued was credited to common stock and the remainder was credited to capital surplus. Fractional shares were payable in cash on an equivalent share basis of $18.00 in 1999 and $19.25 in 1998. The effects of the stock dividends have been recognized retroactively in the shareholders' equity accounts as of September 30, 1999, and 1998, respectively. Weighted-average shares and per share data give effect to all stock dividends and splits.

4. The increase in Federal Home Loan Bank advances at September 30, 1999 from September 30, and December 31, 1998 resulted from the utilization at such advances to fund asset growth.

5. The provision for income taxes as a percentage of income before income taxes was 32% for the nine months ended September 30, 1999 compared with 39% for the nine months ended September 30, 1998. This decrease was due to the benefits of state tax credits realized in 1999.

6. The Company intends to register its common stock with the Securities and Exchange Commission in early 2000.

                                    PART III

ITEM 1. INDEX TO AND DESCRIPTION OF EXHIBITS

     The Exhibits described in the Exhibit Index immediately following the signature page of this Form 10-SB (which is incorporated by reference) are hereby filed as part of this Form 10-SB.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               By: /s/ Jerome J. Whalen
                                   -----------------------------------------
                                       Jerome J. Whalen
                                       President and Chief Executive Officer

Dated: January 7, 2000

                                  EXHIBIT INDEX

  Exhibit No.                         Exhibit
  -----------                         -------

     3.1 Certificate of Incorporation of First Litchfield Financial Corporation, as amended.

     3.2        Bylaws of First Litchfield Financial Corporation, as amended.

     4.         Specimen Common Stock Certificate.

     10.1 1990 Stock Option Plan for Company's President and Chief Executive Officer, as amended.

     10.2       1994 Stock Option Plan for Officers and Outside Directors.

     10.3 Supplemental Executive Retirement Agreement between Company and Jerome J. Whalen.

     10.4       Change  in  Control  Agreement  between  Jerome  J.  Whalen  and
                Company.

     10.5       Change in Control  Agreement  between  Philip G.  Samponaro  and
                Company.

     10.6       Change in  Control  Agreement  between  Carroll A.  Pereira  and
                Company.

     10.7       Change in Control Agreement between John S. Newton and Company.

     10.8       Change  in  Control  Agreement  between  Revere  H.  Ferris  and
                Company.

     10.9 Supplemental Employee Retirement Agreement between the Company and Walter Hunt.

     10.10      Deferred Directors' Fee Plan.

     10.11      Form of Employee Change in Control Agreement

     21.        List of Subsidiaries of First Litchfield Financial Corporation.

     27.        Financial Data Schedule.


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